Rockyview Energy

Exemption # 82-34899

06016272

TSX: RVE

Q2 2006

FOR THE SIX MONTHS ENDED JUNE 30, 2006

SUPPL

PRESIDENT'S MESSAGE

Rockyview Energy Inc. ("Rockyview" or the "Company") is pleased to present its operating and financial results for the three and six months ended June 30, 2006.

HIGHLIGHTS:

- Increased daily production 17% from the previous quarter, to an average of 2,089 boe per day.
- Continued construction of compression facilities at Wood River and Bittern Lake, which are scheduled to be commissioned by the end of September, 2006.
- Of the 55 (39.5 net) Horseshoe Canyon coalbed methane ("CBM") and Belly River wells drilled by the Company in 2005, 35 (22 net) were tied-in during the first six months of 2006, of which 22 (14 net) were tied-in during the second quarter. Aggregate production from these 22 (14 net) wells is 1,800 mcf per day, before optimizing for compression. Of the remaining 20 (17.5 net) wells, 17 (15 net) will be placed on production by the end September once the new compression facilities are installed, with the balance shut-in pending further evaluation.
- Drilled and cased 12 (11 net) conventional gas wells, which will be tested for tie-in during the third quarter. The Company also pre-drilled 6 (5.2 net) Horseshoe Canyon wells to surface casing depth. These will be completed and tied-in as part of the 2007 capital program.
- Identified additional conventional exploration and development drilling locations, bringing the company's inventory to over 50 (35 net) Horseshoe Canyon CBM wells and 20 (15 net) conventional wells. In addition, Rockyview has up to 35 net Horseshoe Canyon locations on freehold lands and a further 55 net locations prospective for CBM in the Upper Mannville formation.

DISCUSSION

Second quarter activity continued to focus on tie-ins and infrastructure projects in the Company's Central Alberta core area. Of the 55 (39.5 net) Horseshoe Canyon coalbed methane ("CBM") and Belly River wells drilled by the Company in 2005, 35 (22 net) were tied-in during the first six months of 2006, of which 22 (14 net) were tied-in during the second quarter. Adding to the 1,000 horsepower of compression (83% working interest) installed at Wood River during the first quarter, Rockyview began the construction of additional compression facilities at Wood River (1,500 horsepower, 50% working interest) and Bittern (1,100 horsepower, 100% working interest). Despite experiencing initial delays, both projects are on budget and now on schedule for commissioning in late September. In the intervening period, the Company has completed all of the mechanical, electrical and pipelining work required to accept both compressors in the respective locations. Equally important is that the capacity from all of the Company's compression facilities will be sufficient to accommodate all of the estimated future shallow gas production from these key areas.

The second quarter also saw Rockyview drill and case 12 (11 net) conventional gas wells, which will be tested for tie-in during the third quarter. The Company also pre-drilled 6 (5.2 net) Horseshoe Canyon wells to surface casing depth. These will be completed and tied-in as part of the 2007 capital program.

Capital expenditures (net of dispositions) during the first half of 2006 amounted to $18.1 million, of which $8.9 was spent in the second quarter. The total 2007 capital program is expected to amount to $27 million, with the remaining $8.9 million to be allocated to compression projects ($6.5 million), drilling and completions ($1.8 million) and land ($0.6 million).

Rockyview's drilling inventory amounts to over 50 (35 net) Horseshoe Canyon CBM wells and 20 (15 net) conventional wells. In addition, Rockyview has up to 35 net Horseshoe Canyon locations on freehold lands and a further 55 net locations prospective for CBM in the Upper Mannville formation.

Steve Cloutier
President & Chief Executive Officer

FINANCIAL REVIEW & OPERATING HIGHLIGHTS

	Three months ended June 30, 2006	Six months ended June 30, 2006	Period [1] ended June 30, 2005
FINANCIAL ($)			
Revenue before royalties	7,623,900	15,577,979	490,215
Net income (loss)	227,988	147,691	(31,337)
Per share - basic and diluted	0.01	0.01	(0.02)
Funds flow from operations	3,350,006	7,206,445	211,133
Per share - basic	0.17	0.38	0.16
Per share - diluted	0.17	0.37	0.13
Total assets	151,891,240	151,891,240	50,720,768
Working capital (deficiency)	(1,143,209)	(1,143,209)	6,806,760
Bank loan	30,000,000	30,000,000	–
Capital asset acquisitions, net of dispositions	(2,031,222)	65,248,564	39,864,559
Capital expenditures	10,958,671	20,133,611	26,321
Market			
Shares outstanding			
End of period	19,494,378	19,494,378	12,068,699
Weighted average - basic	19,493,501	19,039,843	1,357,729
Weighted average - diluted	19,759,071	19,305,413	1,671,684
OPERATIONS			
Average daily production			
Natural gas (mcf/d)	11,761	10,896	5,874
Light crude oil (bbl/d)	62	60	43
NGLs (bbl/d)	67	65	40
Total (boe/d)	2,089	1,941	1,061
Average wellhead prices			
Natural gas ($/mcf)	6.29	7.02	7.20
Light crude oil ($/bbl)	64.27	62.43	66.50
NGLs ($/bbl)	63.05	59.76	53.69
Average ($/boe)	39.34	43.37	44.52
Operating netback ($/boe)	23.42	25.51	28.97

(1) Period from June 21 to June 30, 2005.

MANAGEMENT'S DISCUSSION & ANALYSIS

This management, discussion and analysis ("MD&A") for Rockyview Energy Inc. ("Rockyview" or the "Company") was prepared as of August 4, 2006 and should be read in conjunction with the unaudited interim consolidated financial statements for the three and six months ended June 30, 2006 and the December 31, 2005 audited annual financial statements and related note disclosures. The December 31, 2005 audited financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

Basis of Presentation *– The Company commenced operations on June 21, 2005 following a Plan of Arrangement. Accordingly, the comparatives reflect operations for the 10 day period from June 21 to June 30, 2005.*

Non-GAAP Measurements *- The MD&A contains the term "funds flow from operations", which should not be considered an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with Canadian generally accepted accounting principles, as an indicator of the Company's performance. Rockyview's determination of funds flow from operations may not be particularly comparable to that reported by other companies, especially those in other industries. The reconciliation between net income and funds flow from operations can be found in the statement of cash flows in the unaudited consolidated financial statements. The Company also presents funds flow from operations per share whereby per share amounts are calculated using weighted average shares outstanding consistent with the calculation of earnings per share. The Company will also use operating netback as an indicator of operating performance. Operating netback is calculated on a per boe basis taking the sales price and deducting royalties, operating and transportation expenses.*

BOE Presentation *– The term "barrels of oil equivalent" ("BOE") may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All BOE conversions in the report are derived by converting gas to oil in the ratio of 6 thousand cubic feet of gas to one barrel of oil.*

Forward-Looking Statements *– Readers are cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. These risks include, but are not limited to: the risks associated with the oil and gas industry, commodity prices and exchange rate changes. Industry related risks include, but are not limited to: operational risks in exploration, development and production, delays or changes in plans, risks associated with the uncertainty of reserves estimates, and estimates of production, costs and expenses. The risks outlined above should not be construed as exhaustive. The reader is cautioned not to place undue reliance on this forward-looking information. The Company undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.*

PRODUCTION

The following is a summary of daily production for the periods indicated:

	Q2 2006	Q1 2006	Q4 2005	Q3 2005	Period from June 21, to June 30, 2005
Light crude oil (bbl/d)	**62**	58	46	42	43
NGLs (bbl/d)	**67**	63	25	34	40
Natural gas (mcf/d)	**11,761**	10,022	5,682	5,719	5,874
Total (boe/d)	**2,089**	1,791	1,018	1,029	1,061
Production split					
Light oil and NGLs	**6%**	7%	7%	7%	8%
Natural gas	**94%**	93%	93%	93%	92%

On January 11, 2006, the Company closed the acquisition of Espoir Exploration Corp. ("Espoir") and has included its operating results from that date. The Espoir acquisition added approximately 935 boe/d of production at closing.

The Company's focus during the first half of 2006 was the pipelining and tie-in of wells drilled at Wood River during the last quarter of 2005. These wells are being tied into two new compression facilities: a 1,000 horsepower compressor installed in

February 2006; and a second 1,500 horsepower compressor that is currently being built and is expected to be commissioned by September 2006. This additional compression will lower line pressure to maximize flow rates. A 1,100 horsepower compressor is also being installed at Bittern Lake, a 100% owned and operated property, where natural gas production is also expected to be added by September 2006.

Initial gross production rates from the Company's Horseshoe Canyon CBM wells are averaging in excess of 140 mcf per day. Production for the month of June 2006 averaged 2,200 boe per day.

The Company's production is now weighted 6% light oil and NGLs and 94% natural gas.

COMMODITY PRICES

Average Benchmark Prices	Three months ended June 30, 2006	Six months ended June 30, 2006	Period ended June 30, 2005
Natural gas – AECO daily spot ($/mcf)	**5.87**	**6.58**	7.36
Crude oil – WTI (US$/bbl)	**70.51**	**66.95**	53.17
Crude oil – Edmonton Par (Cdn$/bbl)	**79.06**	**74.16**	65.79
Exchange rate (US$/C$)	**0.8918**	**0.8790**	0.8039
Average Realized Prices			
Natural gas – ($/mcf)	**6.29**	**7.02**	7.20
Crude oil – ($/bbl)	**64.27**	**62.43**	66.50
NGLs – ($/bbl)	**63.05**	**59.76**	53.69

One of the warmest winters on record in North America resulted in natural gas storage levels approximately 60% higher than the 5 year average. The lack of weather driven demand during the winter months resulted in a lack of support for natural gas prices throughout the continent. As a result, we have seen natural gas prices fall to levels last seen over a year ago. The Canadian gas prices from which Rockyview's production is indexed has suffered more than the US based NYMEX gas price, as Canadian prices at AECO have been subject to an ever increasing basis discount as physical demand in Alberta lagged behind that of NYMEX gas. In recent days, we have seen record high temperatures in North America drive electricity demand and push natural gas prices significantly higher to values not seen since the beginning of the year and the Company expects natural gas prices to continue to strengthen through the second half of 2006 and into 2007.

PETROLEUM AND NATURAL GAS SALES

	Three months ended June 30, 2006	Six months ended June 30, 2006	Period ended June 30, 2005
Natural gas	**$ 6,732,961**	**$ 13,854,098**	$ 422,766
Light crude oil	**361,439**	**676,906**	28,444
NGLs	**385,118**	**704,479**	21,277
Royalty and other income	**144,382**	**342,496**	17,728
Gross oil and gas revenue	**$ 7,623,900**	**$ 15,577,979**	$ 490,215
Per boe	**$ 40.10**	**$ 44.34**	$ 74.64

Revenues of $7.62 million ($40.10 per boe) for the three months ended June 30, 2006 (the "quarter") were 4% lower than the previous quarter of $7.95 million ($49.34 per boe). This is due to a 9% decrease in price realizations partially offset by the first full quarter of production from the former Espoir properties.

The Company currently has no commodity hedging contracts in place, but is reviewing its hedging policy with a view to managing its cash flow for the balance of 2006 and 2007.

ROYALTIES

	Three months ended June 30, 2006	Six months ended June 30, 2006	Period ended June 30, 2005
Crown royalties	**$ 1,065,414**	**$ 2,555,805**	$ 62,574
Freehold royalties	**108,143**	**209,199**	15,690
Overriding royalties	**239,546**	**513,814**	17,191
Total royalties	**$ 1,413,103**	**$ 3,278,818**	$ 95,455
% of oil and gas revenue	**18.5%**	**21.0%**	19.5%
Per boe	**$ 7.43**	**$ 9.33**	$ 8.99

Royalties for the second quarter of 2006 averaged 18.5% of oil and gas revenue, down from 23.5% in the previous quarter and reflects both lower natural gas reference pricing and recognition by the Crown of the Company's gas cost allowance.

OPERATING EXPENSES

	Three months ended June 30, 2006	Six months ended June 30, 2006	Period ended June 30, 2005
Operating expense	**$ 1,563,513**	**$ 2,933,765**	$ 72,253
Per boe	**$ 8.22**	**$ 8.35**	$ 7.09

Operating expenses totalled $1,563,513 for the second quarter of 2006, or $8.22 per boe, a 3% decrease from the $8.50 per boe in the previous quarter. At Wood River, the Company added 1,000 horsepower of compression during the first half of the year and an additional 1,500 horsepower compressor is scheduled to be added during the third quarter of 2006. This additional compression will reduce the volume of gas going through existing compression facilities, lessening the workload on compressors and thereby reducing maintenance costs. The Company has successfully integrated the Espoir properties into its operations.

TRANSPORTATION COSTS

	Three months ended June 30, 2006	Six months ended June 30, 2006	Period ended June 30, 2005
Transportation expense	**$ 195,337**	**$ 403,928**	$ 12,081
Per boe	**$ 1.03**	**$ 1.15**	$ 1.14

Transportation costs for the quarter ended June 30, 2006 were $195,337 or $1.03 per boe and reflect lower pipeline tariffs on the former Espoir properties.

OPERATING NETBACK

($ per boe)	Three months ended June 30, 2006	Six months ended June 30, 2006	Period ended June 30, 2005
Revenues	**$ 40.10**	**$ 44.34**	$ 46.19
Royalties	**(7.43)**	**(9.33)**	(8.99)
Operating expense	**(8.22)**	**(8.35)**	(7.09)
Transportation	**(1.03)**	**(1.15)**	(1.14)
Operating netback	**$ 23.42**	**$ 25.51**	$ 28.97

The operating netback for the second quarter of 2006 was $23.42, 16% lower than the previous quarter and reflects the continued decrease in natural gas prices.

GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended June 30, 2006	Six months ended June 30, 2006	Period ended June 30, 2005
General and administrative – gross	$ 1,543,766	$ 2,467,765	$ 62,490
Capital and operating recoveries	(370,850)	(694,505)	–
Capitalized	(434,766)	(598,218)	–
General and administrative – net	$ 738,150	$ 1,175,042	$ 62,490
Per boe	$ 3.88	$ 3.34	$ 5.89

Gross general and administrative expenses for the three months ended June 30, 2006 totalled $1,543,766 and included, as recognition for value created through the 2005 drilling program, $525,000 in cash bonuses to the executive and staff. The Company capitalized $434,766 of general and administrative costs associated with its exploration and development program during the second quarter, including a portion relating to bonuses. Rockyview is not immune to escalating labour compensation costs being experienced in the industry as a whole and as a result, the Company improved its non-executive cash compensation program during the second quarter.

INTEREST EXPENSE

	Three months ended June 30, 2006	Six months ended June 30, 2006	Period ended June 30, 2005
Interest expense	$ 352,395	$ 568,585	$ –
Per boe	$ 1.85	$ 1.62	$ –

Prior to the acquisition of Espoir in January 2006, the Company had not drawn on its bank line. The acquisition of Espoir was partially financed with $8.32 million in cash and the assumption of debt and working capital deficiency $12.73 million. The balance of the bank loan at June 30, 2006 was $30.00 million.

STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation using the fair value method for stock options. Under the fair value method, the Black-Scholes option pricing model was used to calculate the quarterly expense and is recorded in the income statement over the vesting period of the options.

	Three months ended June 30, 2006	Six months ended June 30, 2006	Period ended June 30, 2005
Compensation expense	$ 225,299	$ 437,779	$ 14,827
Per boe	$ 1.19	$ 1.25	$ 1.40

For the quarter ended June 30, 2006, the Company had stock-based compensation of $225,299, or $1.19 per boe, versus $212,480, or $1.32 per boe in the previous quarter and reflects stock options granted to new employees during the quarter. The amount remaining for future recognition over the vesting period of the options is $2,390,731.

DEPLETION, DEPRECIATION AND ACCRETION

	Three months ended June 30, 2006	Six months ended June 30, 2006	Period ended June 30, 2005
Depletion and depreciation	$ 4,179,554	$ 7,786,217	$ 269,826
Accretion	43,133	79,207	1,746
	$ 4,222,687	$ 7,865,424	$ 271,572

Depletion and depreciation for the quarter amounted to $4,179,554 ($21.99 per boe), compared to $22.37 per boe in the previous quarter and reflects the first full quarter following the Espoir acquisition. The accretion of the asset retirement obligation for the quarter totalled $43,133, $0.22 per boe, versus $0.24 per boe in the previous quarter.

INCOME TAXES

During the second quarter, both the federal and Alberta governments announced corporate tax initiatives reducing corporate tax rates. For the second quarter of 2006, the Company recorded a recovery of income taxes of $1,314,572, most of which was due to the change in tax rates. The future income tax liability of $9.70 million reflects the difference between the book value and the tax value of the Company's assets. At June 30, 2006, the Company had tax pools of approximately $103.8 million that are available to shelter future taxable income.

FUNDS FLOW AND NET INCOME

Funds flow for the quarter ended June 30, 2006 was $3,350,006 or $0.17 per share basic and diluted, versus $0.21 per share basic ($0.20 diluted) in the previous quarter. This reduction in cash flow reflects the lower AECO spot gas price during the period.

Net income for the second quarter of 2006 was $227,988 or $0.01 per share basic and diluted and is due entirely to the income tax recovery of $1,314,572, $0.07 per share basic and diluted.

SUMMARY OF QUARTERLY RESULTS

The following table highlights the Company's performance since inception on a quarterly basis:

	2006		2005		
	Q2	Q1	Q4	Q3	Q2
Revenue	**$ 7,623,900**	**$ 7,954,079**	$ 6,993,066	$ 5,711,873	$ 490,215
Net income/(loss)					
Per share – basic and diluted	**0.01**	**(0.01)**	0.11	0.06	(0.02)
Cash flow from operations					
Per share – basic	**0.17**	**0.21**	0.33	0.27	0.16
Per share – diluted	**0.17**	**0.20**	0.33	0.27	0.13
Total assets	**151,891,240**	**145,343,833**	63,243,557	55,550,814	50,720,768
Bank loan	**30,000,000**	**20,000,000**	–	–	–

Total revenues increased commensurate with production volumes and a strong commodity price environment, until the decline in natural gas prices in the first quarter of 2006 that continued through the second quarter. The increase in revenues in the first quarter of 2006 is due to the production volumes added from the Espoir acquisition and continued in the second quarter. Funds flow from operations steadily increased until the decline in natural gas prices in both the first and second quarters of 2006.

CAPITAL EXPENDITURES

Drilling Activity	**2006**				2005	
	Q2		Q1		Q2	
	Gross	**Net**	**Gross**	**Net**	Gross	Net
Conventional gas	**12.0**	**11.0**	**1.0**	**0.6**	–	–
CBM	**6.0**	**4.2**	**6.0**	**3.5**	–	–
Dry and abandoned	**–**	**–**	–	–	–	–
Total	**18.0**	**15.2**	**7.0**	**4.1**	–	–
Success rate		**100%**		**100%**		

In the second quarter of 2006, the Company drilled 18 (15.2 net) wells, including 3 (3.0 net) CBM wells at Bittern, 2 (1.1 net) CBM wells at Wood River and 1 (0.1 net) non-operated CBM well at Clive. The Company also drilled and cased 1 (0.8 net) Basal Quartz and 1 (1.0 net) Belly River gas well at Wood River and 3 (3.0 net) Belly River wells at Bittern. At Watelet and Kneller, Rockyview drilled and cased a new Basal Quartz test (1.0 net) and 2 (2.0 net) Belly River tests. At Thunder, the Company drilled and cased 3 (2.6 net) wells targeting various cretaceous zones and drilled a Baldonnel test (0.5 net) at Gordondale in the Peace River Arch. These wells will be tested for production rates in the third quarter of 2006. In addition, the Company pre-set surface casing on 6 (5.2 net) wells scheduled for the next round of drilling at Wood River.

On June 19, 2006, the Company announced that it was deferring the next round of its CBM drilling at Wood River until natural gas prices show signs of a sustained rebound. By the end of the third quarter, the Company expects to have completed the installation of all of its infrastructure and compression facilities at Wood River and Bittern Lake, at which time, the drilling, completion and tie-in of additional CBM wells will be simplified. Rockyview has not to date, and does not expect to experience in the future, difficulty in accessing drilling rigs as and when it resumes its CBM drilling program in early 2007.

The Company's main focus during the second quarter concentrated on installing compression, pipelining and tie-in of gas wells drilled at Wood River during the fourth quarter of 2005. By the end of the second quarter, the Company had tied in 35 (22 net) wells at Wood River.

	Three months ended June 30, 2006	Six months ended June 30, 2006	Period ended June 30, 2005
Corporate acquisition	$ -	$ 67,279,786	$ -
Property acquisitions	-	-	39,875,777
Property dispositions	(2,031,222)	(2,031,222)	
Land and lease	1,922,173	2,486,039	-
Geological and geophysical	14,381	140,769	-
Drilling and completions	5,212,503	8,747,401	-
Equipment and facilities	3,337,462	8,107,445	15,103
Capitalized administrative	434,766	598,218	-
Office	37,385	53,739	-
Net capital expenditures	$ 8,927,448	$ 85,382,175	$ 39,890,880

The Company records the fair value of future obligations associated with the retirement of long-lived tangible assets, such as well sites and facilities. Accounting for the recognition of this obligation results in an increase to the carrying value of these assets. This amount has been shown as the Company's asset retirement obligation.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2006, the Company had drawn $30.0 million on its $40.0 million revolving extendible credit facility. On June 19, 2006, the Company decided to defer the remainder of its 2006 CBM drilling program until natural gas prices show a sustainable increase. As a result, Rockyview's capital expenditure program for the second half of 2006 will be significantly curtailed, lowering the amount otherwise drawn on its bank line. At July 31, 2006, the amount drawn on the Company's bank line had increased to $32.0 million.

On August 9, 2006, the Company's banker extended Rockyview an additional revolving credit facility in the amount of $6.0 million to assist in financing the compression facilities being installed at Bittern Lake and Wood River. This facility may be drawn down or repaid at any time, but must be repaid in full by March 31, 2007. This facility bears interest based on a sliding scale tied to the Company's debt-to-cash flow, from a minimum of the bank's prime rate plus 0.575% to a maximum of the bank's prime rate plus 1.875%. At August 9, 2006, the rate would be prime plus 1.875% if amounts were drawn. No amount has been drawn on the facility.

Rockyview will typically utilize three sources of funding to finance its capital expenditure program: internally generated funds flow from operations, debt where deemed appropriate and new equity issues if available on favourable terms. When financing corporate acquisitions, the Company may also assume certain future liabilities. In addition, the Company may adjust its capital expenditure program depending on the commodity price outlook and further opportunities that may be identified.

OUTSTANDING SHARE DATA

On August 9, 2006, there were 19,492,478 common shares outstanding, 892,272 outstanding warrants and 1,874,835 stock options with an average exercise price of $5.34 per share.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Company has contractual obligations in the normal course of operations including the purchase of assets and services, operating agreements, transportation commitments and sales commitments. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner.

Rockyview leases office space through an arrangement deemed to be an operating lease for accounting purposes. As such, the Company is not required to record its lease obligation as a liability, nor does it record lease obligations as an asset.

GUARANTEES AND OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements or guarantees.

BUSINESS RISKS

No changes have been made to the Business Risks as stated in Rockyview's annual report.

CRITICAL ESTIMATES

The Company's financial statements have been prepared in accordance with Canadian generally accepted accounting policies ("GAAP"). Certain accounting policies require management to make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Rockyview's management review their estimates frequently; however, the emergence of new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates. Rockyview attempts to mitigate this risk by employing individuals with the appropriate skill set and knowledge to make reasonable estimates; developing internal control systems; and comparing past estimates to actual results.

The Company's financial and operating results include estimates on the following:

- Depletion, depreciation and accretion based on estimates of oil and gas reserves;
- Estimated revenues, operating expenses and royalties for which actual revenues and costs have not been received;
- Estimated capital expenditures on projects in progress;
- Estimated fair value of Espoir acquisition, including petroleum and natural gas properties;
- Estimated fair value of asset retirement obligation including estimates of future costs and the timing of costs.

OUTLOOK

The Company's capital budget for 2006 was originally set at $40.0 million, with plans to drill 84 (58 net) wells, of which 57 (39 net) wells were to target coalbed methane gas in the Horseshoe Canyon coals. On June 19, 2006, the Company revised its capital budget as a result of lower natural gas prices and deferred the next phase of Horseshoe Canyon CBM drilling to 2007. The decline in natural gas prices will result in lower than projected cash flow for 2006. The deferral of projects into 2007 represents prudent management of the Company's financial resources.

ADDITIONAL INFORMATION

Additional information regarding the Company including Rockyview's annual information form is available on SEDAR at www.sedar.com or on Rockyview's website www.rockyviewenergy.com.

CONSOLIDATED BALANCE SHEET

(unaudited)

	June 30, 2006	December 31, 2005
ASSETS		
Current assets		
Cash	**$ 1,063,399**	$ 5,948,526
Accounts receivable	**7,803,219**	4,990,016
Other current assets	**1,610,094**	530,490
	10,476,712	11,469,032
Goodwill (note 3)	**11,193,868**	–
Future income taxes	**–**	2,961,870
Property, plant and equipment (note 4)	**130,220,660**	48,812,655
	$ 151,891,240	$ 63,243,557
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	**$ 11,619,921**	$ 10,519,389
Long-term debt (note 8)	**30,000,000**	–
Future income taxes	**9,702,272**	–
Asset retirement obligations (note 5)	**2,173,846**	997,315
	53,496,039	11,516,704
SHAREHOLDERS' EQUITY		
Share capital (note 6)	**94,882,724**	48,797,413
Warrants (note 6)	**571,054**	573,487
Contributed surplus (note 6)	**698,873**	261,094
Retained earnings	**2,242,550**	2,094,859
	98,395,201	51,726,853
	$ 151,891,240	$ 63,243,557

see accompanying notes to financial statements

Approved by the Board of Directors

"signed"
John Howard
Director

"signed"
Steve Cloutier
Director

CONSOLIDATED STATEMENT OF OPERATIONS AND RETAINED EARNINGS

(unaudited)

	Three months ended June 30, 2006	Six months ended June 30, 2006	Period ended June 30, 2005
REVENUE			
Petroleum and natural gas	$ 7,623,900	$ 15,577,979	$ 490,215
Royalties expense	(1,413,103)	(3,278,818)	(95,455)
	6,210,797	12,299,161	394,760
EXPENSES			
Operating	1,563,513	2,933,765	75,253
Transportation	195,337	403,928	12,081
General and administrative	738,150	1,175,042	62,490
Stock-based compensation	225,299	437,779	14,827
Interest	352,395	568,585	–
Depletion, depreciation and accretion	4,222,687	7,865,424	271,573
	7,297,381	13,384,523	436,224
Net income (loss) before income taxes	(1,086,584)	(1,085,362)	(41,464)
Current income tax expense (recovery)	(11,374)	(11,374)	33,804
Future income tax expense (recovery)	(1,303,198)	(1,221,679)	(43,931)
Net income (loss)	227,988	147,691	(31,337)
Retained earnings, beginning of period	2,014,562	2,094,859	–
Retained earnings, end of period	$ 2,242,550	$ 2,242,550	$ (31,337)
Net income (loss) per share - basic and diluted (note 6)	$ 0.01	$ 0.01	$ (0.02)

see accompanying notes to financial statements

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited)

	Three months ended June 30, 2006	Six months ended June 30, 2006	Period ended June 30, 2005
Cash flows from operating activities			
Net income (loss)	$ 227,988	$ 147,691	$ (31,337)
Items not affecting cash			
Depletion, depreciation and accretion	4,222,687	7,865,424	271,573
Stock-based compensation expense	225,299	437,779	14,827
Future income taxes	(1,303,198)	(1,221,679)	(43,931)
Asset retirement expenditures	(22,770)	(22,770)	-
Funds flow from operations	3,350,006	7,206,445	211,132
Net change in non-cash working capital items	(359,213)	(95,033)	(240,739)
Net cash provided by operating activities	2,990,793	7,111,412	(29,607)
Cash flow from financing activities			
Issue of shares and warrants for cash, net of costs	-	-	7,887,352
Issue of shares for cash upon exercise of warrants	9,994	19,999	-
Increase in bank loan	10,000,000	21,000,000	-
Changes in non-cash working capital - financing items	-	-	37,648
Net cash used in financing activities	10,009,994	21,019,999	7,925,000
Cash flow from investing activities			
Acquisition of Espoir Exploration Corp.	-	(8,487,278)	-
Acquisition of oil and gas properties	-	-	(1,265,404)
Sale of oil and gas properties	2,031,222	2,031,222	
Additions to property, plant and equipment	(10,958,671)	(20,133,611)	(26,321)
Changes in non-cash working capital - investing items	(3,216,728)	(6,426,870)	(970,415)
Net cash used in investing activities	(12,144,177)	(33,016,538)	(2,262,140)
Change in cash during the period	856,610	(4,885,127)	5,633,253
Cash - beginning of period	206,789	5,948,526	-
Cash - end of period	$ 1,063,399	$ 1,063,399	$ 5,633,253
Supplemental information:			
Interest paid	$ 368,323	$ 585,640	$ -
Income taxes paid	$ 673,799	$ 673,799	$ -

see accompanying notes to financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2006 (unaudited)

1. BASIS OF PRESENTATION

Rockyview Energy Inc. ("Rockyview" or the "Company") was incorporated on April 12, 2005 and commenced operations on June 21, 2005. Accordingly, the comparative financial statements reflect operating results for the 10 day period from June 21 to June 30, 2005.

2. SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates. The financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal period ended December 31, 2005, other than the consolidation of the Company's wholly owned subsidiary, Rockyview Oil & Gas Ltd. The disclosures provided below are incremental to those included with the annual financial statements. The interim consolidated financial statements should be read in conjunction with the annual financial statements and notes thereto in the Company's annual report for the period ended December 31, 2005.

Goodwill

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the fair value of the identifiable assets and liabilities of the acquired business. Net identifiable liabilities acquired include an estimate of future income taxes. In accordance with CICA Handbook Section 3062 ("HB 3062"), "Goodwill and Other Intangibles", goodwill is tested at least annually for impairment. Impairment is charged to income during the period in which it is deemed to have occurred.

The test for impairment is the comparison of the book value of net assets to the fair value of the Company. If the fair value of the Company is less than its book value, the impairment loss is measured by allocating the fair value of the Company to the identifiable assets and liabilities at their value. The excess of the Company's fair value over the identifiable net assets is the implied fair value of goodwill. If this amount is less than the book value of goodwill, the difference is the impairment amount and would be charged to income during the period.

3. ACQUISITION OF ESPOIR EXPLORATION CORP.

On January 11, 2006, Rockyview acquired the issued and outstanding shares of Espoir Exploration Corp. ("Espoir") and immediately changed its name to Rockyview Oil & Gas Ltd. The acquisition was accounted for using the purchase method of accounting and the purchase price allocation and consideration paid is as follows:

Net assets acquired at assigned values	
Working capital deficiency	$ (3,729,629)
Property, plant and equipment	62,855,000
Undeveloped land and seismic	8,096,837
Goodwill	11,193,868
Bank loan	(9,000,000)
Asset retirement obligation	(980,098)
Future income taxes	(13,885,821)
Net assets acquired	$ 54,550,157
Consideration given	
Common shares issued (7,441,499 shares)	$ 46,062,879
Cash	8,324,883
Acquisition costs	162,395
	$ 54,550,157

4. PROPERTY, PLANT AND EQUIPMENT

	June 30, 2006	December 31, 2005
Petroleum and natural gas properties and equipment	**$ 142,079,694**	$ 52,885,472
Accumulated depletion and depreciation	**11,859,034**	4,072,817
	$ 130,220,660	$ 48,812,655

During the second quarter, the Company capitalized $434,766 (2005 - $Nil) of general and administrative expenses related to development activities. As at June 30, 2006, the depletion calculation excluded unproved properties of $13.4 million (2005 – $6.7 million).

5. ASSET RETIREMENT OBLIGATIONS

The following table presents the reconciliation of the beginning and ending asset retirement obligation associated with the retirement of oil and gas properties:

	Three months ended June 30, 2006	Six months ended June 30, 2006	Period ended June 30, 2005
Balance, beginning of period	**$ 2,069,882**	**$ 997,315**	$ –
Liabilities acquired(sold)	**(25,923)**	**954,175**	808,732
Liabilities incurred	**109,524**	**165,919**	–
Liabilities settled	**(22,770)**	**(22,770)**	–
Accretion expense	**43,133**	**79,207**	1,746
Balance, end of period	**$ 2,173,846**	**$ 2,173,846**	$ 810,478

The total undiscounted amount of future cash flows required to settle the obligation at June 30, 2006 is $10,187,000.

6. SHARE CAPITAL

(a) Issued

Common shares:	Number	Amount
Balance - January 1, 2006	12,049,077	$ 48,797,413
Acquisition of Espoir	7,441,499	46,062,879
Issued on exercise of warrants	1,902	11,222
Balance - March 31, 2006	19,492,478	$ 94,871,514
Issued on exercise of warrants	1,900	11,210
Balance - June 30, 2006	**19,494,378**	**$ 94,882,724**

Warrants:	Number	Amount
Balance - January 1, 2006	896,074	$ 573,487
Exercised	(1,902)	(1,217)
Balance - March 31, 2006	894,172	$ 572,270
Exercised	(1,900)	(1,216)
Balance - June 30, 2006	**892,272**	**$ 571,054**

Each whole Rockyview Warrant entitles the holder to acquire one Rockyview Share at an exercise price of $5.26 and expire February 20, 2008.

(b) Stock Options

The following table sets forth a reconciliation of stock option plan activity during the period:

Stock options:	Number	Weighted Average Price
Balance - January 1, 2006	907,502	$ 4.86
Granted	957,333	6.00
Cancelled	(90,000)	5.98
Balance - end of period	1,774,835	$ 5.42
Exercisable - end of period	275,834	$ 4.74

(c) Stock-Based Compensation

The fair value of options granted was estimated based on the following assumptions:

Date of Grant	Number of Options Granted	Expected Volatility	Risk-Free Interest Rate	Expected Life (Years)	Fair Value of Options Granted
11-Jan-06	730,333	29.0%	3.86%	3	$ 1,073,590
10-Apr-06	85,000	31.7%	4.23%	3	136,850
1-May-06	70,000	32.0%	4.28%	3	119,000
1-Jun-06	72,000	33.0%	4.19%	3	117,360
	957,333				$ 1,446,800
Unrecognized compensation at January 1, 2006					1,381,710
					2,828,510
Stock-based compensation recognized in period					(437,779)
Amount for future recognition					$ 2,390,731

(d) Earnings per share

The following table summarizes the common shares used in calculating net income per share:

	Three months ended June 30, 2006	Six months ended June 30, 2006	April 12 to June 30, 2005
Basic	19,493,501	19,039,843	1,357,729
Stock options	–	–	197,351
Warrants	265,570	265,570	116,604
Diluted	19,759,071	19,305,413	1,671,684

7. TAXES

During the second quarter of 2006, a number of corporate tax initiatives were announced by both the federal and Alberta Governments which included the elimination of the federal Large Corporation tax effective January 1, 2006, the elimination of federal surtax effective January 1, 2008, a scheduled reduction of federal corporate income tax rates commencing January 1, 2008 through January 1, 2010 and a reduction in the Alberta provincial tax rate from 11.5% to 10.0% effective April 1, 2006. This results in a recovery of future income taxes. As at June 30, 2006, the Company has tax pools of approximately $103.8 million that are available to shelter future taxable income.

8. BANK LOAN

At June 30, 2006, the Company had a $40.0 million revolving extendible credit facility with a Canadian chartered bank. The facility may be drawn down or repaid at any time but there are no scheduled repayment terms. The borrowing base is subject to a semi-annual review by the bank. At July 31, 2006, the Company had drawn $32.0 million on its bank loan.

On August 9, 2006, the Company's banker provided an additional $6.0 million revolving credit facility on a short-term basis, to finance the funding of Rockyview's commitments on its compression projects and increased the fixed and floating change debenture on the assets of the Company to $100 million. This facility will only be utilized if the amount drawn on the main credit facility exceeds $40.0 million. There are no scheduled repayment terms on this facility, other than, should it be drawn upon, it must be repaid in full not later than March 31, 2007. This credit facility bears interest based on a sliding scale tied to the Company's debt-to-cash-flow, from a minimum of the bank's prime rate plus 0.575% to a maximum of the bank's prime rate plus 1.875%.

CORPORATE INFORMATION

DIRECTORS

John Howard (1)(2)(3)(4)
Independent Businessman

Scott Dawson (2)(3)(4)
President & Chief Executive Officer
Open Range Energy Corp.

Nancy Penner (2)(4)
Counsel
Parlee McLaws LLP

Martin Hislop (3)
Independent Businessman

Steven Cloutier
President & Chief Executive Officer

OFFICERS

Steven Cloutier, LLB
President & Chief Executive Officer

Daniel Allan, P.Geol.
Chief Operating Officer

Alan MacDonald, CA
Vice President, Finance & Chief Financial Officer

Howard Anderson, P.Eng.
Vice President, Engineering

(1) Chairman of the Board
(2) Member of the audit committee
(3) Member of the reserves committee
(4) Member of corporate governance, nominating & compensation committee

CORPORATE OFFICE
2250, 801 – 6th Avenue S.W.
Calgary, Alberta T2P 3W2
Telephone: (403) 538-5000
Fax: (403) 538-5050

INVESTOR RELATIONS
invest@rockyviewenergy.com
www. rockyviewenergy.com

TRUSTEE AND TRANSFER AGENT
Olympia Trust Company
2300, 125 – 9th Avenue S.W.
Calgary, Alberta T2P 0P6
Telephone: (403) 261-0900
Fax: (403) 265-1455

BANK
Bank of Nova Scotia

AUDITORS
PricewaterhouseCoopers LLP

LEGAL COUNSEL
Burnet, Duckworth & Palmer LLP

ENGINEERING CONSULTANTS
Sproule Associates Limited

STOCK EXCHANGE
The Toronto Stock Exchange
Trading symbol: **RVE**

Rockyview Energy

Rockyview Energy Inc.
2250, 801 6th Avenue S.W., Calgary, AB T2P 3W2
PHONE: (403) 538-5000 FAX: (403) 538-5050
EMAIL: invest@rockyviewenergy.com WEBSITE: www.rockyviewenergy.com

Exemption # 82-34899

MANAGEMENT'S DISCUSSION & ANALYSIS

This management, discussion and analysis ("MD&A") for Rockyview Energy Inc. ("Rockyview" or the "Company") was prepared as of August 4, 2006 and should be read in conjunction with the unaudited interim consolidated financial statements for the three and six months ended June 30, 2006 and the December 31, 2005 audited annual financial statements and related note disclosures. The December 31, 2005 audited financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

Basis of Presentation *– The Company commenced operations on June 21, 2005 following a Plan of Arrangement. Accordingly, the comparatives reflect operations for the 10 day period from June 21 to June 30, 2005.*

Non-GAAP Measurements *- The MD&A contains the term "funds flow from operations", which should not be considered an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with Canadian generally accepted accounting principles, as an indicator of the Company's performance. Rockyview's determination of funds flow from operations may not be particularly comparable to that reported by other companies, especially those in other industries. The reconciliation between net income and funds flow from operations can be found in the statement of cash flows in the unaudited consolidated financial statements. The Company also presents funds flow from operations per share whereby per share amounts are calculated using weighted average shares outstanding consistent with the calculation of earnings per share. The Company will also use operating netback as an indicator of operating performance. Operating netback is calculated on a per boe basis taking the sales price and deducting royalties, operating and transportation expenses.*

BOE Presentation *– The term "barrels of oil equivalent" ("BOE") may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All BOE conversions in the report are derived by converting gas to oil in the ratio of 6 thousand cubic feet of gas to one barrel of oil.*

Forward-Looking Statements *– Readers are cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. These risks include, but are not limited to: the risks associated with the oil and gas industry, commodity prices and exchange rate changes. Industry related risks include, but are not limited to: operational risks in exploration, development and production, delays or changes in plans, risks associated with the uncertainty of reserves estimates, and estimates of production, costs and expenses. The risks outlined above should not be construed as exhaustive. The reader is cautioned not to place undue reliance on this forward-looking information. The Company undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.*

PRODUCTION

The following is a summary of daily production for the periods indicated:

	Q2 2006	Q1 2006	Q4 2005	Q3 2005	Period from June 21, to June 30, 2005
Light crude oil (bbl/d)	**62**	58	46	42	43
NGLs (bbl/d)	**67**	63	25	34	40
Natural gas (mcf/d)	**11,761**	10,022	5,682	5,719	5,874
Total (boe/d)	**2,089**	1,791	1,018	1,029	1,061
Production split					
Light oil and NGLs	**6%**	7%	7%	7%	8%
Natural gas	**94%**	93%	93%	93%	92%

On January 11, 2006, the Company closed the acquisition of Espoir Exploration Corp. ("Espoir") and has included its operating results from that date. The Espoir acquisition added approximately 935 boe/d of production at closing.

The Company's focus during the first half of 2006 was the pipelining and tie-in of wells drilled at Wood River during the last quarter of 2005. These wells are being tied into two new compression facilities: a 1,000 horsepower compressor installed in

February 2006; and a second 1,500 horsepower compressor that is currently being built and is expected to be commissioned by September 2006. This additional compression will lower line pressure to maximize flow rates. A 1,100 horsepower compressor is also being installed at Bittern Lake, a 100% owned and operated property, where natural gas production is also expected to be added by September 2006.

Initial gross production rates from the Company's Horseshoe Canyon CBM wells are averaging in excess of 140 mcf per day. Production for the month of June 2006 averaged 2,200 boe per day.

The Company's production is now weighted 6% light oil and NGLs and 94% natural gas.

COMMODITY PRICES

Average Benchmark Prices	**Three months ended June 30, 2006**	**Six months ended June 30, 2006**	Period ended June 30, 2005
Natural gas – AECO daily spot ($/mcf)	**5.87**	**6.58**	7.36
Crude oil – WTI (US$/bbl)	**70.51**	**66.95**	53.17
Crude oil – Edmonton Par (Cdn$/bbl)	**79.06**	**74.16**	65.79
Exchange rate (US$/C$)	**0.8918**	**0.8790**	0.8039
Average Realized Prices			
Natural gas – ($/mcf)	**6.29**	**7.02**	7.20
Crude oil – ($/bbl)	**64.27**	**62.43**	66.50
NGLs – ($/bbl)	**63.05**	**59.76**	53.69

One of the warmest winters on record in North America resulted in natural gas storage levels approximately 60% higher than the 5 year average. The lack of weather driven demand during the winter months resulted in a lack of support for natural gas prices throughout the continent. As a result, we have seen natural gas prices fall to levels last seen over a year ago. The Canadian gas prices from which Rockyview's production is indexed has suffered more than the US based NYMEX gas price, as Canadian prices at AECO have been subject to an ever increasing basis discount as physical demand in Alberta lagged behind that of NYMEX gas. In recent days, we have seen record high temperatures in North America drive electricity demand and push natural gas prices significantly higher to values not seen since the beginning of the year and the Company expects natural gas prices to continue to strengthen through the second half of 2006 and into 2007.

PETROLEUM AND NATURAL GAS SALES

	Three months ended June 30, 2006	**Six months ended June 30, 2006**	Period ended June 30, 2005
Natural gas	**$ 6,732,961**	**$ 13,854,098**	$ 422,766
Light crude oil	**361,439**	**676,906**	28,444
NGLs	**385,118**	**704,479**	21,277
Royalty and other income	**144,382**	**342,496**	17,728
Gross oil and gas revenue	**$ 7,623,900**	**$ 15,577,979**	$ 490,215
Per boe	**$ 40.10**	**$ 44.34**	$ 74.64

Revenues of $7.62 million ($40.10 per boe) for the three months ended June 30, 2006 (the "quarter") were 4% lower than the previous quarter of $7.95 million ($49.34 per boe). This is due to a 9% decrease in price realizations partially offset by the first full quarter of production from the former Espoir properties.

The Company currently has no commodity hedging contracts in place, but is reviewing its hedging policy with a view to managing its cash flow for the balance of 2006 and 2007.

ROYALTIES

	Three months ended June 30, 2006	Six months ended June 30, 2006	Period ended June 30, 2005
Crown royalties	$ 1,065,414	$ 2,555,805	$ 62,574
Freehold royalties	108,143	209,199	15,690
Overriding royalties	239,546	513,814	17,191
Total royalties	$ 1,413,103	$ 3,278,818	$ 95,455
% of oil and gas revenue	18.5%	21.0%	19.5%
Per boe	$ 7.43	$ 9.33	$ 8.99

Royalties for the second quarter of 2006 averaged 18.5% of oil and gas revenue, down from 23.5% in the previous quarter and reflects both lower natural gas reference pricing and recognition by the Crown of the Company's gas cost allowance.

OPERATING EXPENSES

	Three months ended June 30, 2006	Six months ended June 30, 2006	Period ended June 30, 2005
Operating expense	$ 1,563,513	$ 2,933,765	$ 72,253
Per boe	$ 8.22	$ 8.35	$ 7.09

Operating expenses totalled $1,563,513 for the second quarter of 2006, or $8.22 per boe, a 3% decrease from the $8.50 per boe in the previous quarter. At Wood River, the Company added 1,000 horsepower of compression during the first half of the year and an additional 1,500 horsepower compressor is scheduled to be added during the third quarter of 2006. This additional compression will reduce the volume of gas going through existing compression facilities, lessening the workload on compressors and thereby reducing maintenance costs. The Company has successfully integrated the Espoir properties into its operations.

TRANSPORTATION COSTS

	Three months ended June 30, 2006	Six months ended June 30, 2006	Period ended June 30, 2005
Transportation expense	$ 195,337	$ 403,928	$ 12,081
Per boe	$ 1.03	$ 1.15	$ 1.14

Transportation costs for the quarter ended June 30, 2006 were $195,337 or $1.03 per boe and reflect lower pipeline tariffs on the former Espoir properties.

OPERATING NETBACK

($ per boe)	Three months ended June 30, 2006	Six months ended June 30, 2006	Period ended June 30, 2005
Revenues	$ 40.10	$ 44.34	$ 46.19
Royalties	(7.43)	(9.33)	(8.99)
Operating expense	(8.22)	(8.35)	(7.09)
Transportation	(1.03)	(1.15)	(1.14)
Operating netback	$ 23.42	$ 25.51	$ 28.97

The operating netback for the second quarter of 2006 was $23.42, 16% lower than the previous quarter and reflects the continued decrease in natural gas prices.

GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended June 30, 2006	Six months ended June 30, 2006	Period ended June 30, 2005
General and administrative – gross	$ 1,543,766	$ 2,467,765	$ 62,490
Capital and operating recoveries	(370,850)	(694,505)	–
Capitalized	(434,766)	(598,218)	–
General and administrative – net	$ 738,150	$ 1,175,042	$ 62,490
Per boe	$ 3.88	$ 3.34	$ 5.89

Gross general and administrative expenses for the three months ended June 30, 2006 totalled $1,543,766 and included, as recognition for value created through the 2005 drilling program, $525,000 in cash bonuses to the executive and staff. The Company capitalized $434,766 of general and administrative costs associated with its exploration and development program during the second quarter, including a portion relating to bonuses. Rockyview is not immune to escalating labour compensation costs being experienced in the industry as a whole and as a result, the Company improved its non-executive cash compensation program during the second quarter.

INTEREST EXPENSE

	Three months ended June 30, 2006	Six months ended June 30, 2006	Period ended June 30, 2005
Interest expense	$ 352,395	$ 568,585	$ –
Per boe	$ 1.85	$ 1.62	$ –

Prior to the acquisition of Espoir in January 2006, the Company had not drawn on its bank line. The acquisition of Espoir was partially financed with $8.32 million in cash and the assumption of debt and working capital deficiency $12.73 million. The balance of the bank loan at June 30, 2006 was $30.00 million.

STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation using the fair value method for stock options. Under the fair value method, the Black-Scholes option pricing model was used to calculate the quarterly expense and is recorded in the income statement over the vesting period of the options.

	Three months ended June 30, 2006	Six months ended June 30, 2006	Period ended June 30, 2005
Compensation expense	$ 225,299	$ 437,779	$ 14,827
Per boe	$ 1.19	$ 1.25	$ 1.40

For the quarter ended June 30, 2006, the Company had stock-based compensation of $225,299, or $1.19 per boe, versus $212,480, or $1.32 per boe in the previous quarter and reflects stock options granted to new employees during the quarter. The amount remaining for future recognition over the vesting period of the options is $2,390,731.

DEPLETION, DEPRECIATION AND ACCRETION

	Three months ended June 30, 2006	Six months ended June 30, 2006	Period ended June 30, 2005
Depletion and depreciation	$ 4,179,554	$ 7,786,217	$ 269,826
Accretion	43,133	79,207	1,746
	$ 4,222,687	$ 7,865,424	$ 271,572

Depletion and depreciation for the quarter amounted to $4,179,554 ($21.99 per boe), compared to $22.37 per boe in the previous quarter and reflects the first full quarter following the Espoir acquisition. The accretion of the asset retirement obligation for the quarter totalled $43,133, $0.22 per boe, versus $0.24 per boe in the previous quarter.

INCOME TAXES

During the second quarter, both the federal and Alberta governments announced corporate tax initiatives reducing corporate tax rates. For the second quarter of 2006, the Company recorded a recovery of income taxes of $1,314,572, most of which was due to the change in tax rates. The future income tax liability of $9.70 million reflects the difference between the book value and the tax value of the Company's assets. At June 30, 2006, the Company had tax pools of approximately $103.8 million that are available to shelter future taxable income.

FUNDS FLOW AND NET INCOME

Funds flow for the quarter ended June 30, 2006 was $3,350,006 or $0.17 per share basic and diluted, versus $0.21 per share basic ($0.20 diluted) in the previous quarter. This reduction in cash flow reflects the lower AECO spot gas price during the period.

Net income for the second quarter of 2006 was $227,988 or $0.01 per share basic and diluted and is due entirely to the income tax recovery of $1,314,572, $0.07 per share basic and diluted.

SUMMARY OF QUARTERLY RESULTS

The following table highlights the Company's performance since inception on a quarterly basis:

	2006		2005		
	Q2	Q1	Q4	Q3	Q2
Revenue	**$ 7,623,900**	**$ 7,954,079**	$ 6,993,066	$ 5,711,873	$ 490,215
Net income/(loss)					
Per share – basic and diluted	**0.01**	**(0.01)**	0.11	0.06	(0.02)
Cash flow from operations					
Per share – basic	**0.17**	**0.21**	0.33	0.27	0.16
Per share – diluted	**0.17**	**0.20**	0.33	0.27	0.13
Total assets	**151,891,240**	**145,343,833**	63,243,557	55,550,814	50,720,768
Bank loan	**30,000,000**	**20,000,000**	–	–	–

Total revenues increased commensurate with production volumes and a strong commodity price environment, until the decline in natural gas prices in the first quarter of 2006 that continued through the second quarter. The increase in revenues in the first quarter of 2006 is due to the production volumes added from the Espoir acquisition and continued in the second quarter. Funds flow from operations steadily increased until the decline in natural gas prices in both the first and second quarters of 2006.

CAPITAL EXPENDITURES

Drilling Activity	2006				2005	
	Q2		Q1		Q2	
	Gross	Net	Gross	Net	Gross	Net
Conventional gas	**12.0**	**11.0**	**1.0**	**0.6**	–	–
CBM	**6.0**	**4.2**	**6.0**	**3.5**	–	–
Dry and abandoned	–	–	–	–	–	–
Total	**18.0**	**15.2**	**7.0**	**4.1**	–	–
Success rate		**100%**		**100%**		

In the second quarter of 2006, the Company drilled 18 (15.2 net) wells, including 3 (3.0 net) CBM wells at Bittern, 2 (1.1 net) CBM wells at Wood River and 1 (0.1 net) non-operated CBM well at Clive. The Company also drilled and cased 1 (0.8 net) Basal Quartz and 1 (1.0 net) Belly River gas well at Wood River and 3 (3.0 net) Belly River wells at Bittern. At Watelet and Kneller, Rockyview drilled and cased a new Basal Quartz test (1.0 net) and 2 (2.0 net) Belly River tests. At Thunder, the Company drilled and cased 3 (2.6 net) wells targeting various cretaceous zones and drilled a Baldonnel test (0.5 net) at Gordondale in the Peace River Arch. These wells will be tested for production rates in the third quarter of 2006. In addition, the Company pre-set surface casing on 6 (5.2 net) wells scheduled for the next round of drilling at Wood River.

On June 19, 2006, the Company announced that it was deferring the next round of its CBM drilling at Wood River until natural gas prices show signs of a sustained rebound. By the end of the third quarter, the Company expects to have completed the installation of all of its infrastructure and compression facilities at Wood River and Bittern Lake, at which time, the drilling, completion and tie-in of additional CBM wells will be simplified. Rockyview has not to date, and does not expect to experience in the future, difficulty in accessing drilling rigs as and when it resumes its CBM drilling program in early 2007.

The Company's main focus during the second quarter concentrated on installing compression, pipelining and tie-in of gas wells drilled at Wood River during the fourth quarter of 2005. By the end of the second quarter, the Company had tied in 35 (22 net) wells at Wood River.

	Three months ended June 30, 2006	Six months ended June 30, 2006	Period ended June 30, 2005
Corporate acquisition	$ –	$ 67,279,786	$ –
Property acquisitions	–	–	39,875,777
Property dispositions	(2,031,222)	(2,031,222)	
Land and lease	1,922,173	2,486,039	–
Geological and geophysical	14,381	140,769	–
Drilling and completions	5,212,503	8,747,401	–
Equipment and facilities	3,337,462	8,107,445	15,103
Capitalized administrative	434,766	598,218	–
Office	37,385	53,739	–
Net capital expenditures	$ 8,927,448	$ 85,382,175	$ 39,890,880

The Company records the fair value of future obligations associated with the retirement of long-lived tangible assets, such as well sites and facilities. Accounting for the recognition of this obligation results in an increase to the carrying value of these assets. This amount has been shown as the Company's asset retirement obligation.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2006, the Company had drawn $30.0 million on its $40.0 million revolving extendible credit facility. On June 19, 2006, the Company decided to defer the remainder of its 2006 CBM drilling program until natural gas prices show a sustainable increase. As a result, Rockyview's capital expenditure program for the second half of 2006 will be significantly curtailed, lowering the amount otherwise drawn on its bank line. At July 31, 2006, the amount drawn on the Company's bank line had increased to $32.0 million.

On August 9, 2006, the Company's banker extended Rockyview an additional revolving credit facility in the amount of $6.0 million to assist in financing the compression facilities being installed at Bittern Lake and Wood River. This facility may be drawn down or repaid at any time, but must be repaid in full by March 31, 2007. This facility bears interest based on a sliding scale tied to the Company's debt-to-cash flow, from a minimum of the bank's prime rate plus 0.575% to a maximum of the bank's prime rate plus 1.875%. At August 9, 2006, the rate would be prime plus 1.875% if amounts were drawn. No amount has been drawn on the facility.

Rockyview will typically utilize three sources of funding to finance its capital expenditure program: internally generated funds flow from operations, debt where deemed appropriate and new equity issues if available on favourable terms. When financing corporate acquisitions, the Company may also assume certain future liabilities. In addition, the Company may adjust its capital expenditure program depending on the commodity price outlook and further opportunities that may be identified.

OUTSTANDING SHARE DATA

On August 9, 2006, there were 19,492,478 common shares outstanding, 892,272 outstanding warrants and 1,874,835 stock options with an average exercise price of $5.34 per share.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Company has contractual obligations in the normal course of operations including the purchase of assets and services, operating agreements, transportation commitments and sales commitments. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner.

Rockyview leases office space through an arrangement deemed to be an operating lease for accounting purposes. As such, the Company is not required to record its lease obligation as a liability, nor does it record lease obligations as an asset.

GUARANTEES AND OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements or guarantees.

BUSINESS RISKS

No changes have been made to the Business Risks as stated in Rockyview's annual report.

CRITICAL ESTIMATES

The Company's financial statements have been prepared in accordance with Canadian generally accepted accounting policies ("GAAP"). Certain accounting policies require management to make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Rockyview's management review their estimates frequently; however, the emergence of new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates. Rockyview attempts to mitigate this risk by employing individuals with the appropriate skill set and knowledge to make reasonable estimates; developing internal control systems; and comparing past estimates to actual results.

The Company's financial and operating results include estimates on the following:

- Depletion, depreciation and accretion based on estimates of oil and gas reserves;
- Estimated revenues, operating expenses and royalties for which actual revenues and costs have not been received;
- Estimated capital expenditures on projects in progress;
- Estimated fair value of Espoir acquisition, including petroleum and natural gas properties;
- Estimated fair value of asset retirement obligation including estimates of future costs and the timing of costs.

OUTLOOK

The Company's capital budget for 2006 was originally set at $40.0 million, with plans to drill 84 (58 net) wells, of which 57 (39 net) wells were to target coalbed methane gas in the Horseshoe Canyon coals. On June 19, 2006, the Company revised its capital budget as a result of lower natural gas prices and deferred the next phase of Horseshoe Canyon CBM drilling to 2007. The decline in natural gas prices will result in lower than projected cash flow for 2006. The deferral of projects into 2007 represents prudent management of the Company's financial resources.

ADDITIONAL INFORMATION

Additional information regarding the Company including Rockyview's annual information form is available on SEDAR at www.sedar.com or on Rockyview's website www.rockyviewenergy.com.

CONSOLIDATED BALANCE SHEET

(unaudited)

	June 30, 2006	December 31, 2005
ASSETS		
Current assets		
Cash	$ 1,063,399	$ 5,948,526
Accounts receivable	7,803,219	4,990,016
Other current assets	1,610,094	530,490
	10,476,712	11,469,032
Goodwill (note 3)	11,193,868	-
Future income taxes	-	2,961,870
Property, plant and equipment (note 4)	130,220,660	48,812,655
	$ 151,891,240	$ 63,243,557
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 11,619,921	$ 10,519,389
Long-term debt (note 8)	30,000,000	-
Future income taxes	9,702,272	-
Asset retirement obligations (note 5)	2,173,846	997,315
	53,496,039	11,516,704
SHAREHOLDERS' EQUITY		
Share capital (note 6)	94,882,724	48,797,413
Warrants (note 6)	571,054	573,487
Contributed surplus (note 6)	698,873	261,094
Retained earnings	2,242,550	2,094,859
	98,395,201	51,726,853
	$ 151,891,240	$ 63,243,557

see accompanying notes to financial statements

Approved by the Board of Directors

"signed"
John Howard
Director

"signed"
Steve Cloutier
Director

CONSOLIDATED STATEMENT OF OPERATIONS AND RETAINED EARNINGS

(unaudited)

	Three months ended June 30, 2006	Six months ended June 30, 2006	Period ended June 30, 2005
REVENUE			
Petroleum and natural gas	$ 7,623,900	$ 15,577,979	$ 490,215
Royalties expense	(1,413,103)	(3,278,818)	(95,455)
	6,210,797	12,299,161	394,760
EXPENSES			
Operating	1,563,513	2,933,765	75,253
Transportation	195,337	403,928	12,081
General and administrative	738,150	1,175,042	62,490
Stock-based compensation	225,299	437,779	14,827
Interest	352,395	568,585	–
Depletion, depreciation and accretion	4,222,687	7,865,424	271,573
	7,297,381	13,384,523	436,224
Net income (loss) before income taxes	(1,086,584)	(1,085,362)	(41,464)
Current income tax expense (recovery)	(11,374)	(11,374)	33,804
Future income tax expense (recovery)	(1,303,198)	(1,221,679)	(43,931)
Net income (loss)	227,988	147,691	(31,337)
Retained earnings, beginning of period	2,014,562	2,094,859	–
Retained earnings, end of period	$ 2,242,550	$ 2,242,550	$ (31,337)
Net income (loss) per share - basic and diluted (note 6)	$ 0.01	$ 0.01	$ (0.02)

see accompanying notes to financial statements

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited)

	Three months ended June 30, 2006	Six months ended June 30, 2006	Period ended June 30, 2005
Cash flows from operating activities			
Net income (loss)	$ 227,988	$ 147,691	$ (31,337)
Items not affecting cash			
Depletion, depreciation and accretion	4,222,687	7,865,424	271,573
Stock-based compensation expense	225,299	437,779	14,827
Future income taxes	(1,303,198)	(1,221,679)	(43,931)
Asset retirement expenditures	(22,770)	(22,770)	–
Funds flow from operations	3,350,006	7,206,445	211,132
Net change in non-cash working capital items	(359,213)	(95,033)	(240,739)
Net cash provided by operating activities	2,990,793	7,111,412	(29,607)
Cash flow from financing activities			
Issue of shares and warrants for cash, net of costs	–	–	7,887,352
Issue of shares for cash upon exercise of warrants	9,994	19,999	–
Increase in bank loan	10,000,000	21,000,000	–
Changes in non-cash working capital - financing items	–	–	37,648
Net cash used in financing activities	10,009,994	21,019,999	7,925,000
Cash flow from investing activities			
Acquisition of Espoir Exploration Corp.	–	(8,487,278)	–
Acquisition of oil and gas properties	–	–	(1,265,404)
Sale of oil and gas properties	2,031,222	2,031,222	
Additions to property, plant and equipment	(10,958,671)	(20,133,611)	(26,321)
Changes in non-cash working capital - investing items	(3,216,728)	(6,426,870)	(970,415)
Net cash used in investing activities	(12,144,177)	(33,016,538)	(2,262,140)
Change in cash during the period	856,610	(4,885,127)	5,633,253
Cash - beginning of period	206,789	5,948,526	–
Cash - end of period	$ 1,063,399	$ 1,063,399	$ 5,633,253
Supplemental information:			
Interest paid	$ 368,323	$ 585,640	$ –
Income taxes paid	$ 673,799	$ 673,799	$ –

see accompanying notes to financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2006 (unaudited)

1. BASIS OF PRESENTATION

Rockyview Energy Inc. ("Rockyview" or the "Company") was incorporated on April 12, 2005 and commenced operations on June 21, 2005. Accordingly, the comparative financial statements reflect operating results for the 10 day period from June 21 to June 30, 2005.

2. SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates. The financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal period ended December 31, 2005, other than the consolidation of the Company's wholly owned subsidiary, Rockyview Oil & Gas Ltd. The disclosures provided below are incremental to those included with the annual financial statements. The interim consolidated financial statements should be read in conjunction with the annual financial statements and notes thereto in the Company's annual report for the period ended December 31, 2005.

Goodwill

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the fair value of the identifiable assets and liabilities of the acquired business. Net identifiable liabilities acquired include an estimate of future income taxes. In accordance with CICA Handbook Section 3062 ("HB 3062"), "Goodwill and Other Intangibles", goodwill is tested at least annually for impairment. Impairment is charged to income during the period in which it is deemed to have occurred.

The test for impairment is the comparison of the book value of net assets to the fair value of the Company. If the fair value of the Company is less than its book value, the impairment loss is measured by allocating the fair value of the Company to the identifiable assets and liabilities at their value. The excess of the Company's fair value over the identifiable net assets is the implied fair value of goodwill. If this amount is less than the book value of goodwill, the difference is the impairment amount and would be charged to income during the period.

3. ACQUISITION OF ESPOIR EXPLORATION CORP.

On January 11, 2006, Rockyview acquired the issued and outstanding shares of Espoir Exploration Corp. ("Espoir") and immediately changed its name to Rockyview Oil & Gas Ltd. The acquisition was accounted for using the purchase method of accounting and the purchase price allocation and consideration paid is as follows:

Net assets acquired at assigned values	
Working capital deficiency	$ (3,729,629)
Property, plant and equipment	62,855,000
Undeveloped land and seismic	8,096,837
Goodwill	11,193,868
Bank loan	(9,000,000)
Asset retirement obligation	(980,098)
Future income taxes	(13,885,821)
Net assets acquired	$ 54,550,157
Consideration given	
Common shares issued (7,441,499 shares)	$ 46,062,879
Cash	8,324,883
Acquisition costs	162,395
	$ 54,550,157

4. PROPERTY, PLANT AND EQUIPMENT

	June 30, 2006	December 31, 2005
Petroleum and natural gas properties and equipment	$ 142,079,694	$ 52,885,472
Accumulated depletion and depreciation	11,859,034	4,072,817
	$ 130,220,660	$ 48,812,655

During the second quarter, the Company capitalized $434,766 (2005 - $Nil) of general and administrative expenses related to development activities. As at June 30, 2006, the depletion calculation excluded unproved properties of $13.4 million (2005 – $6.7 million).

5. ASSET RETIREMENT OBLIGATIONS

The following table presents the reconciliation of the beginning and ending asset retirement obligation associated with the retirement of oil and gas properties:

	Three months ended June 30, 2006	Six months ended June 30, 2006	Period ended June 30, 2005
Balance, beginning of period	$ 2,069,882	$ 997,315	$ –
Liabilities acquired(sold)	(25,923)	954,175	808,732
Liabilities incurred	109,524	165,919	–
Liabilities settled	(22,770)	(22,770)	–
Accretion expense	43,133	79,207	1,746
Balance, end of period	$ 2,173,846	$ 2,173,846	$ 810,478

The total undiscounted amount of future cash flows required to settle the obligation at June 30, 2006 is $10,187,000.

6. SHARE CAPITAL

(a) Issued

Common shares:	Number	Amount
Balance - January 1, 2006	12,049,077	$ 48,797,413
Acquisition of Espoir	7,441,499	46,062,879
Issued on exercise of warrants	1,902	11,222
Balance - March 31, 2006	19,492,478	$ 94,871,514
Issued on exercise of warrants	1,900	11,210
Balance - June 30, 2006	**19,494,378**	**$ 94,882,724**

Warrants:	Number	Amount
Balance - January 1, 2006	896,074	$ 573,487
Exercised	(1,902)	(1,217)
Balance - March 31, 2006	894,172	$ 572,270
Exercised	(1,900)	(1,216)
Balance - June 30, 2006	**892,272**	**$ 571,054**

Each whole Rockyview Warrant entitles the holder to acquire one Rockyview Share at an exercise price of $5.26 and expire February 20, 2008.

(b) Stock Options

The following table sets forth a reconciliation of stock option plan activity during the period:

Stock options:	Number	Weighted Average Price
Balance - January 1, 2006	907,502	$ 4.86
Granted	957,333	6.00
Cancelled	(90,000)	5.98
Balance - end of period	1,774,835	$ 5.42
Exercisable - end of period	275,834	$ 4.74

(c) Stock-Based Compensation

The fair value of options granted was estimated based on the following assumptions:

Date of Grant	Number of Options Granted	Expected Volatility	Risk-Free Interest Rate	Expected Life (Years)	Fair Value of Options Granted
11-Jan-06	730,333	29.0%	3.86%	3	$ 1,073,590
10-Apr-06	85,000	31.7%	4.23%	3	136,850
1-May-06	70,000	32.0%	4.28%	3	119,000
1-Jun-06	72,000	33.0%	4.19%	3	117,360
	957,333				$ 1,446,800
Unrecognized compensation at January 1, 2006					1,381,710
					2,828,510
Stock-based compensation recognized in period					(437,779)
Amount for future recognition					$ 2,390,731

(d) Earnings per share

The following table summarizes the common shares used in calculating net income per share:

	Three months ended June 30, 2006	Six months ended June 30, 2006	April 12 to June 30, 2005
Basic	19,493,501	19,039,843	1,357,729
Stock options	–	–	197,351
Warrants	265,570	265,570	116,604
Diluted	19,759,071	19,305,413	1,671,684

7. TAXES

During the second quarter of 2006, a number of corporate tax initiatives were announced by both the federal and Alberta Governments which included the elimination of the federal Large Corporation tax effective January 1, 2006, the elimination of federal surtax effective January 1, 2008, a scheduled reduction of federal corporate income tax rates commencing January 1, 2008 through January 1, 2010 and a reduction in the Alberta provincial tax rate from 11.5% to 10.0% effective April 1, 2006. This results in a recovery of future income taxes. As at June 30, 2006, the Company has tax pools of approximately $103.8 million that are available to shelter future taxable income.

8. BANK LOAN

At June 30, 2006, the Company had a $40.0 million revolving extendible credit facility with a Canadian chartered bank. The facility may be drawn down or repaid at any time but there are no scheduled repayment terms. The borrowing base is subject to a semi-annual review by the bank. At July 31, 2006, the Company had drawn $32.0 million on its bank loan.

On August 9, 2006, the Company's banker provided an additional $6.0 million revolving credit facility on a short-term basis, to finance the funding of Rockyview's commitments on its compression projects and increased the fixed and floating change debenture on the assets of the Company to $100 million. This facility will only be utilized if the amount drawn on the main credit facility exceeds $40.0 million. There are no scheduled repayment terms on this facility, other than, should it be drawn upon, it must be repaid in full not later than March 31, 2007. This credit facility bears interest based on a sliding scale tied to the Company's debt-to-cash-flow, from a minimum of the bank's prime rate plus 0.575% to a maximum of the bank's prime rate plus 1.875%.

CORPORATE INFORMATION

DIRECTORS

John Howard [1][2][3][4]
Independent Businessman

Scott Dawson [2][3][4]
President & Chief Executive Officer
Open Range Energy Corp.

Nancy Penner [2][4]
Counsel
Parlee McLaws LLP

Martin Hislop [3]
Independent Businessman

Steven Cloutier
President & Chief Executive Officer

OFFICERS

Steven Cloutier, LLB
President & Chief Executive Officer

Daniel Allan, P.Geol.
Chief Operating Officer

Alan MacDonald, CA
Vice President, Finance & Chief Financial Officer

Howard Anderson, P.Eng.
Vice President, Engineering

(1) Chairman of the Board
(2) Member of the audit committee
(3) Member of the reserves committee
(4) Member of corporate governance, nominating & compensation committee

CORPORATE OFFICE

2250, 801 – 6th Avenue S.W.
Calgary, Alberta T2P 3W2
Telephone: (403) 538-5000
Fax: (403) 538-5050

INVESTOR RELATIONS

invest@rockyviewenergy.com
www. rockyviewenergy.com

TRUSTEE AND TRANSFER AGENT

Olympia Trust Company
2300, 125 – 9th Avenue S.W.
Calgary, Alberta T2P 0P6
Telephone: (403) 261-0900
Fax: (403) 265-1455

BANK

Bank of Nova Scotia

AUDITORS

PricewaterhouseCoopers LLP

LEGAL COUNSEL

Burnet, Duckworth & Palmer LLP

ENGINEERING CONSULTANTS

Sproule Associates Limited

STOCK EXCHANGE

The Toronto Stock Exchange
Trading symbol: **RVE**

Rockyview Energy

Rockyview Energy Inc.
2250, 801 6th Avenue S.W., Calgary, AB T2P 3W2
PHONE: (403) 538-5000 FAX: (403) 538-5050
EMAIL: invest@rockyviewenergy.com WEBSITE: www.rockyviewenergy.com

Rockyview Energy

NEWS RELEASE

Calgary, Alberta, August 11, 2006 – Rockyview Energy Inc. (TSX: RVE) Rockyview Energy Inc. ("Rockyview" or the "Company") is pleased to present its operating and financial results for the three and six month period ended June 30, 2006.

HIGHLIGHTS:

- Increased daily production 17% from the previous quarter, to an average of 2,089 boe per day.
- Continued construction of compression facilities at Wood River and Bittern Lake, which are scheduled to be commissioned by the end of September, 2006.
- Of the 55 (39.5 net) Horseshoe Canyon coalbed methane ("CBM") and Belly River wells drilled by the Company in 2005, 35 (22 net) were tied-in during the first six months of 2006, of which 22 (14 net) were tied-in during the second quarter. Aggregate production from these 22 (14 net) wells is 1,800 mcf per day, before optimizing for compression. Of the remaining 20 (17.5 net) wells, 17 (15 net) will be placed on production by the end September once the new compression facilities are installed, with the balance shut-in pending further evaluation.
- Drilled and cased 12 (11 net) conventional gas wells, which will be tested for tie-in during the third quarter. The Company also pre-drilled 6 (5.2 net) Horseshoe Canyon wells to surface casing depth. These will be completed and tied-in as part of the 2007 capital program.
- Identified additional conventional exploration and development drilling locations, bringing the company's inventory to over 50 (35 net) Horseshoe Canyon CBM wells and 20 (15 net) conventional wells. In addition, Rockyview has up to 35 net Horseshoe Canyon locations on freehold lands and a further 55 net locations prospective for CBM in the Upper Mannville formation.

DISCUSSION

Second quarter activity continued to focus on tie-ins and infrastructure projects in the Company's Central Alberta core area. Of the 55 (39.5 net) Horseshoe Canyon coalbed methane ("CBM") and Belly River wells drilled by the Company in 2005, 35 (22 net) were tied-in during the first six months of 2006, of which 22 (14 net) were tied-in during the second quarter.

Adding to the 1,000 horsepower of compression (83% working interest) installed at Wood River during the first quarter, Rockyview began the construction of additional compression facilities at Wood River (1,500 horsepower, 50% working interest) and Bittern (1,100 horsepower, 100% working interest). Despite experiencing initial delays, both projects are on budget and now on schedule for commissioning in late September. In the intervening period, the Company has completed all of the mechanical, electrical and pipelining work required to accept both compressors in the respective locations. Equally important is that the capacity from all of the Company's compression facilities will be sufficient to accommodate all of the estimated future shallow gas production from these key areas.

The second quarter also saw Rockyview drill and case 12 (11 net) conventional gas wells, which will be tested for tie-in during the third quarter. The Company also pre-drilled 6 (5.2 net) Horseshoe Canyon wells to surface casing depth. These will be completed and tied-in as part of the 2007 capital program.

Capital expenditures (net of dispositions) during the first half of 2006 amounted to $18.1 million, of which $8.9 was spent in the second quarter. The total 2007 capital program is expected to amount to $27 million, with the remaining $8.9 million to be allocated to compression projects ($6.5 million), drilling and completions ($1.8 million) and land ($0.6 million).

Rockyview's drilling inventory amounts to over 50 (35 net) Horseshoe Canyon CBM wells and 20 (15 net) conventional wells. In addition, Rockyview has up to 35 net Horseshoe Canyon locations on freehold lands and a further 55 net locations prospective for CBM in the Upper Mannville formation.

Steve Cloutier
President and Chief Executive Officer

FINANCIAL REVIEW & OPERATING HIGHLIGHTS

	Three months ended Jun-30 2006	Six months ended Jun-30 2006	Period (1) ended Jun-30 2005
FINANCIAL ($)			
Revenue before royalties	7,623,900	15,577,979	490,215
Net income (loss)	227,988	147,691	(31,337)
Per share - basic and diluted	0.01	0.01	(0.02)
Funds flow from operations	3,350,006	7,206,445	211,133
Per share - basic	0.17	0.38	0.16
Per share - diluted	0.17	0.37	0.13
Total assets	151,891,240	151,891,240	50,720,768
Working capital (deficiency)	(1,143,209)	(1,143,209)	6,806,760
Bank loan	30,000,000	30,000,000	-
Capital asset acquisitions, net of dispositions	(2,031,222)	65,248,564	39,864,559
Capital expenditures	10,958,671	20,133,611	26,321
Market			
Shares outstanding			
End of period	19,494,378	19,494,378	12,068,699
Weighted average - basic	19,493,501	19,039,843	1,357,729
Weighted average - diluted	19,759,071	19,305,413	1,671,684
OPERATIONS			
Average daily production			
Natural gas (mcf/d)	11,761	10,896	5,874
Light crude oil (bbl/d)	62	60	43
NGLs (bbl/d)	67	65	40
Total (boe/d)	2,089	1,941	1,061
Average wellhead prices			
Natural gas ($/mcf)	6.29	7.02	7.20
Light crude oil ($/bbl)	64.27	62.43	66.50
NGLs ($/bbl)	63.05	59.76	53.69
Average ($/boe)	39.34	43.37	44.52
Operating netback ($/boe)	23.42	25.51	28.97

(1) Period from June 21 to June 30, 2005.

Management's Discussion and Analysis

This management, discussion and analysis ("MD&A") for Rockyview Energy Inc. ("Rockyview" or the "Company") was prepared as of August 4, 2006 and should be read in conjunction with the unaudited interim consolidated financial statements for the three and six months ended June 30, 2006 and the December 31, 2005 audited annual financial statements and related note disclosures. The December 31, 2005 audited financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

Basis of Presentation – The Company commenced operations on June 21, 2005 following a Plan of Arrangement. Accordingly, the comparatives reflect operations for the 10 day period from June 21 to June 30, 2005.

Non-GAAP Measurements - The MD&A contains the term "funds flow from operations", which should not be considered an alternative to, or more meaningful than, cash provided by operating activities as determined in accordance with Canadian generally accepted accounting principles, as an indicator of the Company's performance. Rockyview's determination of funds flow from operations may not be particularly comparable to that reported by other companies, especially those in other industries. The reconciliation between net income and funds flow from operations can be found in the statement of cash flows in the unaudited consolidated financial statements. The Company also presents funds flow from operations per share whereby per share amounts are calculated using weighted average shares outstanding consistent with the calculation of earnings per share. The Company will also use operating netback as an indicator of operating performance. Operating netback is calculated on a per boe basis taking the sales price and deducting royalties, operating and transportation expenses.

BOE Presentation – The term "barrels of oil equivalent" ("BOE") may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All BOE conversions in the report are derived by converting gas to oil in the ratio of 6 thousand cubic feet of gas to one barrel of oil.

Forward-Looking Statements – Readers are cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. These risks include, but are not limited to: the risks associated with the oil and gas industry, commodity prices and exchange rate changes. Industry related risks include, but are not limited to: operational risks in exploration, development and production, delays or changes in plans, risks associated with the uncertainty of reserves estimates, and estimates of production, costs and expenses. The risks outlined above should not be construed as exhaustive. The reader is cautioned not to place undue reliance on this forward-looking information. The Company undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.

PRODUCTION

The following is a summary of daily production for the periods indicated:

	Q2 2006	Q1 2006	Q4 2005	Q3 2005	Period from June 21, to June 30, 2005
Light crude oil (bbl/d)	62	58	46	42	43
NGLs (bbl/d)	67	63	25	34	40
Natural gas (mcf/d)	11,761	10,022	5,682	5,719	5,874
Total (boe/d)	2,089	1,791	1,018	1,029	1,061
Production split					
Light oil and NGLs	6%	7%	7%	7%	8%
Natural gas	94%	93%	93%	93%	92%

On January 11, 2006, the Company closed the acquisition of Espoir Exploration Corp. ("Espoir") and has included its operating results from that date. The Espoir acquisition added approximately 935 boe/d of production at closing.

The Company's focus during the first half of 2006 was the pipelining and tie-in of wells drilled at Wood River during the last quarter of 2005. These wells are being tied into two new compression facilities: a 1,000 horsepower compressor installed in February 2006; and a second 1,500 horsepower compressor that is currently being built and is expected to be commissioned by September 2006. This additional compression will lower line pressure to maximize flow rates. A 1,100 horsepower compressor is also being installed at Bittern Lake, a 100% owned and operated property, where natural gas production is also expected to be added by September 2006.

Initial gross production rates from the Company's Horseshoe Canyon CBM wells are averaging in excess of 140 mcf per day. Production for the month of June 2006 averaged 2,200 boe per day.

The Company's production is now weighted 6% light oil and NGLs and 94% natural gas.

COMMODITY PRICES

Average Benchmark Prices	**Three months ended June 30, 2006**	**Six months ended June 30, 2006**	**Period ended June 30, 2005**
Natural gas - AECO daily spot($/mcf)	5.87	6.58	7.36
Crude oil - WTI (US$/bbl)	70.51	66.95	53.17
Crude oil - Edmonton Par (Cdn$/bbl)	79.06	74.16	65.79
Exchange rate (US$/C$)	0.8918	0.8790	0.8039
Average Realized Prices			
Natural gas - ($/mcf)	6.29	7.02	7.20
Crude oil - ($/bbl)	64.27	62.43	66.50
NGLs - ($/bbl)	63.05	59.76	53.69

One of the warmest winters on record in North America resulted in natural gas storage levels approximately 60% higher than the 5 year average. The lack of weather driven demand during the winter months resulted in a lack of support for natural gas prices throughout the continent. As a result, we have seen natural gas prices fall to levels last seen over a year ago. The

Canadian gas prices from which Rockyview's production is indexed has suffered more than the US based NYMEX gas price, as Canadian prices at AECO have been subject to an ever increasing basis discount as physical demand in Alberta lagged behind that of NYMEX gas. In recent days, we have seen record high temperatures in North America drive electricity demand and push natural gas prices significantly higher to values not seen since the beginning of the year and the Company expects natural gas prices to continue to strengthen through the second half of 2006 and into 2007.

PETROLEUM AND NATURAL GAS SALES

	Three months ended June 30, 2006	Six months ended June 30, 2006	Period ended June 30, 2005
Natural gas	$ 6,732,961	$ 13,854,098	$ 422,766
Light crude oil	361,439	676,906	28,444
NGLs	385,118	704,479	21,277
Royalty and other income	144,382	342,496	17,728
Gross oil and gas revenue	$ 7,623,900	15,577,979	490,215
Per boe	40.10	$ 44.34	$ 74.64

Revenues of $7.62 million ($40.10 per boe) for the three months ended June 30, 2006 (the "quarter") were 4% lower than the previous quarter of $7.95 million ($49.34 per boe). This is due to a 9% decrease in price realizations partially offset by the first complete quarter of production from the former Espoir properties.

The Company currently has no commodity hedging contracts in place, but is reviewing its hedging policy with a view to managing its cash flow for the balance of 2006 and 2007.

ROYALTIES

	Three months ended June 30, 2006	Six months ended June 30, 2006	Period ended June 30, 2005
Crown royalties	$ 1,065,414	$ 2,555,805	$ 62,574
Freehold royalties	108,143	209,199	15,690
Overriding royalties	239,546	513,814	17,191
Total royalties	1,413,103	3,278,818	$ 95,455
% of oil and gas revenue	18.5%	21.0%	19.5%
Per boe	$ 7.43	$ 9.33	$ 8.99

Royalties for the second quarter of 2006 averaged 18.5% of oil and gas revenue, down from 23.5% in the previous quarter and reflects both lower natural gas reference pricing and recognition by the Crown of the Company's gas cost allowance.

OPERATING EXPENSES

	Three months ended June 30, 2006	Six months ended June 30, 2006	Period ended June 30, 2005
Operating expense	$ 1,563,513	$ 2,933,765	$ 72,253
Per boe	$ 8.22	$ 8.35	$ 7.09

Operating expenses totalled $1,563,513 for the second quarter of 2006, or $8.22 per boe, a 3% decrease from the $8.50 per boe in the previous quarter. At Wood River, the Company added 1,000 horsepower of compression during the first half of the year and an additional 1,500 horsepower compressor is scheduled to be added during the third quarter of 2006. This additional compression will reduce the volume of gas going through existing compression facilities, lessening the workload on compressors and thereby reducing maintenance costs. The Company has successfully integrated the Espoir properties into its operations.

TRANSPORTATION COSTS

	Three months ended June 30, 2006	Six months ended June 30, 2006	Period ended June 30, 2005
Transportation expense	$ 195,337	$ 403,928	$ 12,081
Per boe	$ 1.03	$ 1.15	$ 1.14

Transportation costs for the quarter ended June 30, 2006 were $195,337 or $1.03 per boe and reflect lower pipeline tariffs on the former Espoir properties.

OPERATING NETBACK

($ per boe)	Three months ended June 30, 2006	Six months ended June 30, 2006	Period ended June 30, 2005
Revenues	$ 40.10	$ 44.34	$ 46.19
Royalties	(7.43)	(9.33)	(8.99)
Operating expense	(8.22)	(8.35)	(7.09)
Transportation	(1.03)	(1.15)	(1.14)
Operating netback	$ 23.42	$ 25.51	$ 28.97

The operating netback for the second quarter of 2006 was $23.42, 16% lower than the previous quarter and reflects the continued decrease in natural gas prices.

GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended June 30, 2006	Six months ended June 30, 2006	Period ended June 30, 2005
General and administrative - gross	$ 1,543,766	$ 2,467,765	$ 62,490
Capital and operating recoveries	(370,850)	(694,505)	-
Capitalized	(434,766)	(598,218)	-
General and administrative - net	$ 738,150	$ 1,175,042	$ 62,490
Per boe	$ 3.88	$ 3.34	$ 5.89

Gross general and administrative expenses for the three months ended June 30, 2006 totalled $1,543,766 and included, as recognition for value created through the 2005 drilling program, $525,000 in cash bonuses to the executive and staff. The Company capitalized $434,766 of general and administrative costs associated with its exploration and development program during the second quarter, including a portion relating to bonuses. Rockyview is not immune to escalating labour compensation costs being experienced in the industry as a whole and as a result, the Company improved its non-executive cash compensation program during the second quarter.

INTEREST EXPENSE

	Three months ended June 30, 2006	Six months ended June 30, 2006	Period ended June 30, 2005
Interest expense	$ 352,395	$ 568,585	$ -
Per boe	$ 1.85	$ 1.62	$ -

Prior to the acquisition of Espoir in January 2006, the Company had not drawn on its bank line. The acquisition of Espoir was partially financed with $8.32 million in cash and the assumption of debt and working capital deficiency $12.73 million. The balance of the bank loan at June 30, 2006 was $30.00 million.

STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation using the fair value method for stock options. Under the fair value method, the Black-Scholes option pricing model was used to calculate the quarterly expense and is recorded in the income statement over the vesting period of the options.

	Three months ended June 30, 2006	Six months ended June 30, 2006	Period ended June 30, 2005
Compensation expense	$ 225,299	$ 437,779	$ 14,827
Per boe	$ 1.19	$ 1.25	$ 1.40

For the quarter ended June 30, 2006, the Company had stock-based compensation of $225,299, or $1.19 per boe, versus $212,480, or $1.32 per boe in the previous quarter and reflects stock options granted to new employees during the quarter. The amount remaining for future recognition over the vesting period of the options is $2,390,731.

DEPLETION, DEPRECIATION AND ACCRETION

	Three months ended June 30, 2006	Six months ended June 30, 2006	Period ended June 30, 2005
Depletion and depreciation	$ 4,179,554	$ 7,786,217	$ 269,826
Accretion	43,133	79,207	1,746
	$ 4,222,687	$ 7,865,424	$ 271,572

Depletion and depreciation for the quarter amounted to $4,179,554 ($21.99 per boe), compared to $22.37 per boe in the previous quarter and reflects the first full quarter following the Espoir acquisition. The accretion of the asset retirement obligation for the quarter totalled $43,133, $0.22 per boe, versus $0.24 per boe in the previous quarter.

INCOME TAXES

During the second quarter, both the federal and Alberta governments announced corporate tax initiatives reducing corporate tax rates. For the second quarter of 2006, the Company recorded a recovery of income taxes of $1,314,572, most of which was due to the change in tax rates. The future income tax liability of $9.70 million reflects the difference between the book value and the tax value of the Company's assets. At June 30, 2006, the Company had tax pools of approximately $103.8 million that are available to shelter future taxable income.

FUNDS FLOW AND NET INCOME

Funds flow for the quarter ended June 30, 2006 was $3,350,006 or $0.17 per share basic and diluted, versus $0.21 per share basic ($0.20 diluted) in the previous quarter. This reduction in funds flow reflects the lower AECO spot gas price during the period.

Net income for the second quarter of 2006 was $227,988 or $0.01 per share basic and diluted and is due entirely to the income tax recovery of $1,314,572, $0.07 per share basic and diluted.

SUMMARY OF QUARTERLY RESULTS

The following table highlights the Company's performance since inception on a quarterly basis:

	'2006		2005		
	Q2	Q1	Q4	Q3	Q2
Revenue	$ 7,623,900	$ 7,954,079	$6,993,066	$5,711,873	$ 490,215
Net income/(loss)					
Per share - basic and diluted	0.01	(0.01)	0.11	0.06	(0.02)
Funds flow from operations					
Per share - basic	0.17	0.21	0.33	0.27	0.16
Per share - diluted	0.17	0.20	0.33	0.27	0.13
Total assets	151,891,240	145,343,833	63,243,557	55,550,814	50,720,768
Bank loan	30,000,000	20,000,000	-	-	-

Total revenues increased commensurate with production volumes and a strong commodity price environment, until the decline in natural gas prices in the first quarter of 2006 that continued through the second quarter. The increase in revenues in the first quarter of 2006 is due to the production volumes added from the Espoir acquisition and continued in the second quarter. Funds flow from operations steadily increased until the decline in natural gas prices in both the first and second quarters of 2006.

CAPITAL EXPENDITURES

Drilling Activity	2006				2005	
	Q2		Q1		Q2	
	Gross	**Net**	**Gross**	**Net**	**Gross**	**Net**
Conventional gas	12.0	11.0	1.0	0.6	-	-
CBM	6.0	4.2	6.0	3.5	-	-
Dry and abandoned	-	-	-	-	-	-
Total	18.0	15.2	7.0	4.1	-	-
Success rate		100%		100%		

In the second quarter of 2006, the Company drilled 18 (15.2 net) wells, including 3 (3.0 net) CBM wells at Bittern, 2 (1.1 net) CBM wells at Wood River and 1 (0.1 net) non-operated CBM well at Clive. The Company also drilled and cased 1 (0.8 net) Basal Quartz and 1 (1.0 net) Belly River gas well at Wood River, and 3 (3.0 net) Belly River wells at Bittern. At Watelet and Knellar, Rockyview drilled and cased a new Basal Quartz test (1.0 net) and 2 (2.0 net) Belly River tests. At Thunder, the Company drilled and cased 3 (2.6 net) wells targeting various cretaceous zones and drilled a Baldonnel test (0.5 net) at Gordondale in the Peace River Arch. These wells will be tested for production rates in the third quarter of 2006. In addition, the Company pre-set surface casing on 6 (5.2 net) wells scheduled for the next round of drilling at Wood River.

On June 19, 2006, the Company announced that it was deferring the next round of its CBM drilling at Wood River until natural gas prices show signs of a sustained rebound. By the end of the third quarter, the Company expects to have completed the installation of all of its infrastructure and compression facilities at Wood River and Bittern Lake, at which time, the drilling, completion and tie-in of additional CBM wells will be simplified. Rockyview has not to date, and does not expect to experience in the future, difficulty in accessing drilling rigs as and when it resumes its CBM drilling program in early 2007.

The Company's main focus during the second quarter concentrated on installing compression, pipelining and tie-in of gas wells drilled at Wood River during the fourth quarter of 2005. By the end of the second quarter, the Company had tied in 35 (22 net) wells at Wood River.

	Three months ended June 30, 2006	Six months ended June 30, 2006	Period ended June 30, 2005
Corporate acquisition	$ -	$67,279,786	$ -
Property acquisitions	-	-	39,875,777
Property dispositions	(2,031,222)	(2,031,222)	
Land and lease	1,922,173	2,486,039	-
Geological and geophysical	14,381	140,769	-
Drilling and completions	5,212,503	8,747,401	-
Equipment and facilities	3,337,462	8,107,445	15,103
Capitalized administrative	434,766	598,218	-
Office	37,385	53,739	-
Net capital expenditures	$ 8,927,448	$85,382,175	$39,890,880

The Company records the fair value of future obligations associated with the retirement of long-lived tangible assets, such as well sites and facilities. Accounting for the recognition of this obligation results in an increase to the carrying value of these assets. This amount has been shown as the Company's asset retirement obligation.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2006, the Company had drawn $30.0 million on its $40.0 million revolving extendible credit facility. On June 19, 2006, the Company decided to defer the remainder of its 2006 CBM drilling program until natural gas prices show a sustainable increase. As a result, Rockyview's capital expenditure program for the second half of 2006 will be significantly curtailed, lowering the amount otherwise drawn on its bank line. At July 31, 2006, the amount drawn on the Company's bank line had increased to $32.0 million.

On August 9, 2006, the Company's banker extended Rockyview an additional revolving credit facility in the amount of $6.0 million to assist in financing the compression facilities being installed at Bittern Lake and Wood River. This facility may be drawn down or repaid at any time, but must be repaid in full by March 31, 2007. This facility bears interest based on a sliding scale tied to the Company's debt-to-cash flow, from a minimum of the bank's prime rate plus 0.575% to a maximum of the bank's prime rate plus 1.875%. At August 9, 2006, the rate would be prime plus 1.875% if amounts were drawn. No amount has been drawn on the facility.

Rockyview will typically utilize three sources of funding to finance its capital expenditure program: internally generated funds flow from operations, debt where deemed appropriate and new equity issues if available on favourable terms. When financing corporate acquisitions, the Company may also assume certain future liabilities. In addition, the Company may adjust its capital expenditure program depending on the commodity price outlook and further opportunities that may be identified.

OUTSTANDING SHARE DATA

On August 9, 2006, there were 19,492,478 common shares outstanding, 892,272 outstanding warrants and 1,874,835 stock options with an average exercise price of $5.34 per share.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Company has contractual obligations in the normal course of operations including the purchase of assets and services, operating agreements, transportation commitments and sales commitments. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner.

Rockyview leases office space through an arrangement deemed to be an operating lease for accounting purposes. As such, the Company is not required to record its lease obligation as a liability, nor does it record lease obligations as an asset.

GUARANTEES AND OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements or guarantees.

BUSINESS RISKS

No changes have been made to the Business Risks as stated in Rockyview's annual report.

CRITICAL ESTIMATES

The Company's financial statements have been prepared in accordance with Canadian generally accepted accounting policies ("GAAP"). Certain accounting policies require management to make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Rockyview's management review their estimates frequently; however, the emergence of new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates. Rockyview attempts to mitigate this risk by employing individuals with the appropriate skill set and knowledge to make reasonable estimates; developing internal control systems; and comparing past estimates to actual results.

The Company's financial and operating results include estimates on the following:

- Depletion, depreciation and accretion based on estimates of oil and gas reserves;
- Estimated revenues, operating expenses and royalties for which actual revenues and costs have not been received;
- Estimated capital expenditures on projects in progress;
- Estimated fair value of Espoir acquisition, including petroleum and natural gas properties;
- Estimated fair value of asset retirement obligation including estimates of future costs and the timing of costs.

OUTLOOK

The Company's capital budget for 2006 was originally set at $40.0 million, with plans to drill 84 (58 net) wells, of which 57 (39 net) wells were to target coalbed methane gas in the Horseshoe Canyon coals. On June 19, 2006, the Company revised its capital budget as a result of lower natural gas prices and deferred the next phase of Horseshoe Canyon CBM drilling to 2007. The decline in natural gas prices will result in lower than projected cash flow for 2006. The deferral of projects into 2007 represents prudent management of the Company's financial resources.

ADDITIONAL INFORMATION

Additional information regarding the Company including Rockyview's annual information form is available on SEDAR at www.sedar.com or on Rockyview's website www.rockyviewenergy.com.

Consolidated Balance Sheet

(unaudited)

	June 30, 2006	December 31, 2005
ASSETS		
Current assets		
Cash	1,063,399	5,948,526
Accounts receivable	7,803,219	4,990,016
Other current assets	1,610,094	530,490
	10,476,712	11,469,032
Goodwill (note 3)	11,193,868	-
Future income taxes	-	2,961,870
Property, plant and equipment (note 4)	130,220,660	48,812,655
	$ 151,891,240	$ 63,243,557
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 11,619,921	$ 10,519,389
Long-term debt (note 8)	30,000,000	-
Future income taxes	9,702,272	-
Asset retirement obligations (note 5)	2,173,846	997,315
	53,496,039	11,516,704
SHAREHOLDERS' EQUITY		
Share capital (note 6)	94,882,724	48,797,413
Warrants (note 6)	571,054	573,487
Contributed surplus (note 6)	698,873	261,094
Retained earnings	2,242,550	2,094,859
	98,395,201	51,726,853
	$ 151,891,240	$ 63,243,557

see accompanying notes to financial statements

Approved by the Board of Directors

"signed"
John Howard
Director

"signed"
Steve Cloutier
Director

Consolidated Statement of Operations and Retained Earnings

(unaudited)

	Three months ended June 30, 2006	Six months ended June 30, 2006	Period ended June 30, 2005
REVENUE			
Petroleum and natural gas	$ 7,623,900	$ 15,577,979	$ 490,215
Royalties expense	(1,413,103)	(3,278,818)	(95,455)
	6,210,797	12,299,161	394,760
EXPENSES			
Operating	1,563,513	2,933,765	75,253
Transportation	195,337	403,928	12,081
General and administrative	738,150	1,175,042	62,490
Stock-based compensation	225,299	437,779	14,827
Interest	352,395	568,585	-
Depletion, depreciation and accretion	4,222,687	7,865,424	271,573
	7,297,381	13,384,523	436,224
Net income (loss) before income taxes	(1,086,584)	(1,085,362)	(41,464)
Current income tax expense (recovery)	(11,374)	(11,374)	33,804
Future income tax expense (recovery)	(1,303,198)	(1,221,679)	(43,931)
Net income (loss)	227,988	147,691	(31,337)
Retained earnings, beginning of period	2,014,562	2,094,859	-
Retained earnings (deficit), end of period	$ 2,242,550	$ 2,242,550	($31,337)
Net income (loss) per share - basic and diluted (note	$ 0.01	$ 0.01	($0.02)

see accompanying notes to financial statements

	June 30, 2006	June 30, 2006	June 30, 2005
Cash flows from operating activities			
Net income (loss)	$ 227,988	$ 147,691	$ (31,337)
Items not affecting cash			
Depletion, depreciation and accretion	4,222,687	7,865,424	271,573
Stock-based compensation expense	225,299	437,779	14,827
Future income taxes	(1,303,198)	(1,221,679)	(43,931)
Asset retirement expenditures	(22,770)	(22,770)	-
Funds flow from operations	3,350,006	7,206,445	211,132
Net change in non-cash working capital items	(359,213)	(95,033)	(240,739)
Net cash provided by operating activities	2,990,793	7,111,412	(29,607)
Cash flow from financing activities			
Issue of shares and warrants for cash, net of costs	-	-	7,887,352
Issue of shares for cash upon exercise of warrants	9,994	19,999	-
Increase in bank loan	10,000,000	21,000,000	-
Changes in non-cash working capital - financing item	-	-	37,648
Net cash used in financing activities	10,009,994	21,019,999	7,925,000
Cash flow from investing activities			
Acquisition of Espoir Exploration Corp.	-	(8,487,278)	-
Acquisition of oil and gas properties	-	-	(1,265,404)
Sale of oil and gas properties	2,031,222	2,031,222	
Additions to property, plant and equipment	(10,958,671)	(20,133,611)	(26,321)
Changes in non-cash working capital - investing item	(3,216,728)	(6,426,871)	(970,415)
Net cash used in investing activities	(12,144,177)	(33,016,538)	(2,262,140)
Change in cash during the period	856,610	(4,885,127)	5,633,253
Cash - beginning of period	206,789	5,948,526	-
Cash - end of period	$ 1,063,399	$ 1,063,399	$ 5,633,253
Supplemental information:			
Interest paid	$ 368,323	$ 585,640	$ -
Income taxes paid	$ 673,799	$ 673,799	$ -

see accompanying notes to financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2006 (unaudited)

1. **BASIS OF PRESENTATION**

Rockyview Energy Inc. ("Rockyview" or the "Company") was incorporated on April 12, 2005 and commenced operations on June 21, 2005. Accordingly, the comparative financial statements reflect operating results for the 10 day period from June 21 to June 30, 2005.

2. **SIGNIFICANT ACCOUNTING POLICIES**

The interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates. The financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal period ended December 31, 2005, other than the consolidation of the Company's wholly owned subsidiary, Rockyview Oil & Gas Ltd. The disclosures provided below are incremental to those included with the annual financial statements. The interim consolidated financial statements should be read in conjunction with the annual financial statements and notes thereto in the Company's annual report for the period ended December 31, 2005.

Goodwill

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the fair value of the identifiable assets and liabilities of the acquired business. Net identifiable liabilities acquired include an estimate of future income taxes. In accordance with CICA Handbook Section 3062 ("HB 3062"), "Goodwill and Other Intangibles", goodwill is tested at least annually for impairment. Impairment is charged to income during the period in which it is deemed to have occurred.

The test for impairment is the comparison of the book value of net assets to the fair value of the Company. If the fair value of the Company is less than its book value, the impairment loss is measured by allocating the fair value of the Company to the identifiable assets and liabilities at their value. The excess of the Company's fair value over the identifiable net assets is the implied fair value of goodwill. If this amount is less than the book value of goodwill, the difference is the impairment amount and would be charged to income during the period.

3. **ACQUISITION OF ESPOIR EXPLORATION CORP.**

On January 11, 2006, Rockyview acquired the issued and outstanding shares of Espoir Exploration Corp. ("Espoir") and immediately changed its name to Rockyview Oil & Gas Ltd. The acquisition was accounted for using the purchase method of accounting and the purchase price allocation and consideration paid is as follows:

Net assets acquired at assigned values	
Working capital deficiency	(3,729,629)
Property, plant and equipment	62,855,000
Undeveloped land and seismic	8,096,837
Goodwill	11,193,868
Bank loan	(9,000,000)
Asset retirement obligation	(980,098)
Future income taxes	(13,885,821)
Net assets acquired	54,550,157
Consideration given	
Common shares issued (7,441,499 shares)	46,062,879
Cash	8,324,883
Acquisition costs	162,395
	54,550,157

4. **PROPERTY, PLANT AND EQUIPMENT**

	June 30, 2006	December 31, 2005
Petroleum and natural gas properties and equipment	$ 142,079,694	$ 52,885,472
Accumulated depletion and depreciation	11,859,034	4,072,817
	130,220,660	48,812,655

During the second quarter, the Company capitalized $434,766 (2005 - $Nil) of general and administrative expenses related to development activities. As at June 30, 2006, the depletion calculation excluded unproved properties of $13.4 million (2005 -$6.7 million).

5. **ASSET RETIREMENT OBLIGATIONS**

The following table presents the reconciliation of the beginning and ending asset retirement obligation associated with the retirement of oil and gas properties:

	Three months ended June 30, 2006	Six months ended June 30, 2006	Period ended June 30, 2005
Balance, beginning of period	$ 2,069,882	$ 997,315	$ -
Liabilities acquired(sold)	(25,923)	954,175	808,732
Liabilities incurred	109,524	165,919	-
Liabilities settled	(22,770)	(22,770)	-
Accretion expense	43,133	79,207	1,746
Balance, end of period	2,173,846	2,173,846	810,478

The total undiscounted amount of future cash flows required to settle the obligation at June 30, 2006 is $10,187,000.

6. **SHARE CAPITAL**

(a) Issued

Common shares:	Number	Amount
Balance - January 1, 2006	12,049,077	$ 48,797,413
Acquisition of Espoir	7,441,499	46,062,879
Issued on exercise of warrants	1,902	11,222
Balance - March 31, 2006	19,492,478	$ 94,871,514
Issued on exercise of warrants	1,900	11,210
Balance - June 30, 2006	19,494,378	94,882,724

Warrants:	Number	Amount
Balance - January 1, 2006	896,074	$ 573,487
Exercised	(1,902)	(1,217)
Balance - March 31, 2006	894,172	$ 572,270
Exercised	(1,900)	(1,216)
Balance - June 30, 2006	892,272	571,054

Each whole Rockyview Warrant entitles the holder to acquire one Rockyview Share at an exercise price of $5.26 and expire February 20, 2008.

(b) Stock Options

The following table sets forth a reconciliation of stock option plan activity during the period:

Stock options:	Number	Weighted Average Price
Balance - January 1, 2006	907,502	$ 4.86
Granted	957,333	6.00
Cancelled	(90,000)	5.98
Balance - end of period	1,774,835	$ 5.42
Exercisable - end of period	275,834	$ 4.74

(c) Stock-Based Compensation

The fair value of options granted was estimated based on the following assumptions:

Date of Grant	Number of Options Granted	Expected Volatility	Risk-Free Interest Rate	Expected Life (Years)	Fair Value of Options Granted
11-Jan-06	730,333	29.0%	3.86%	3	$ 1,073,590
10-Apr-06	85,000	31.7%	4.23%	3	136,850
01-May-06	70,000	32.0%	4.28%	3	119,000
01-Jun-06	72,000	33.0%	4.19%	3	117,360
	957,333				$ 1,446,800
Unrecognized compensation at January 1, 2006					1,381,710
					2,828,510
Stock-based compensation recognized in period					(437,779)
Amount for future recognition					$ 2,390,731

(d) Earnings per share

The following table summarizes the common shares used in calculating net income per share:

	Three months ended June 30 2006	Six months ended June 30 2006	April 12 to June 30 2005
Basic	19,493,501	19,039,843	1,357,729
Stock options	-	-	197,351
Warrants	265,570	265,570	116,604
Diluted	19,759,071	19,305,413	1,671,684

7. **TAXES**

During the second quarter of 2006, a number of corporate tax initiatives were announced by both the Federal and Alberta Governments which included the elimination of the Federal Large Corporation tax effective January 1, 2006, the elimination of Federal Surtax effective January 1, 2008, a scheduled reduction of Federal corporate income tax rates commencing January 1, 2008 through January 1, 2010 and a reduction in the Alberta provincial tax rate from 11.5% to 10.0% effective April 1, 2006. This results in a recovery of future income taxes. As at June 30, 2006, the Company has tax pools of approximately $103.8 million that are available to shelter future taxable income.

8. **BANK LOAN**

At June 30, 2006, the Company had a $40.0 million revolving extendible credit facility with a Canadian chartered bank. The facility may be drawn down or repaid at any time but there are no scheduled repayment terms. The borrowing base is subject to a semi-annual review by the bank. At July 31, 2006, the Company had drawn $32.0 million on its bank loan.

On August 9, 2006, the Company's banker provided an additional $6.0 million revolving credit facility on a short-term basis, to finance the funding of Rockyview's commitments on its compression projects and increased the fixed and floating change debenture on the assets of the Company to $100 million. This facility will only be utilized if the amount drawn on the main credit facility exceeds $40.0 million. There are no scheduled repayment terms on this facility, other than, should it be drawn upon, it must be repaid in full not later than March 31, 2007. This credit facility bears interest based on a sliding scale tied to the Company's debt-to-cash-flow, from a minimum of the bank's prime rate plus 0.575% to a maximum of the bank's prime rate plus 1.875%.

OUTLOOK

The Company's capital budget for 2006 was originally set at $40.0 million, with plans to drill 84 (58 net) wells, of which 57 (39 net) wells were to target coalbed methane gas in the Horseshoe Canyon coals. On June 19, 2006, the Company revised its capital budget as a result of lower natural gas prices and deferred the next phase of Horseshoe Canyon CBM drilling to 2007. The decline in natural gas prices will result in lower than projected cash flow for 2006. The deferral of projects into 2007 represents prudent management of the Company's financial resources.

ADDITIONAL INFORMATION

Additional information regarding the Company including Rockyview's annual information form is available on SEDAR at www.sedar.com or on Rockyview's website www.rockyviewenergy.com.

Reader Advisory - Statements in this news release contain forward-looking information including expectations of future production. Readers are cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. These risks include, but are not limited to; the risks associated with the oil and gas industry, commodity prices and exchange rate changes. Industry related risks include, but are not limited to; operational risks in exploration, development and production, delays or changes in plans,

risks associated with the uncertainty of reserve estimates, health and safety risks and the uncertainty of estimates and projections of production, costs and expenses. The risks outlined above should not be construed as exhaustive. The reader is cautioned not to place undue reliance on this forward-looking information. The Company undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.

Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. This conversion factor is an industry accepted norm and is not based on either energy content or current prices.

Investors are also cautioned that this news release contains the term reserve life index, which is not a recognized measure under Canadian generally accepted accounting principles ("GAAP"). Management believes that this measure is a useful supplemental measure of the length of time the reserves would be produced over at the rate used in the calculation. Investors are cautioned, however, that this measure should not be construed as an alternative to other terms such as net income determined in accordance with GAAP as a measure of performance. Rockyview's method of calculating this measure may differ from other companies, and accordingly, they may not be comparable to measures used by other companies.

FOR FURTHER INFORMATION PLEASE CONTACT:

Rockyview Energy Inc.
Steve Cloutier
President & C.E.O.
(403) 538-5000
(403) 538-5050 (FAX)

OR

Rockyview Energy Inc.
Alan MacDonald
Vice President, Finance & C.F.O.
(403) 538-5000
(403) 538-5050 (FAX)
Website: www.rockyviewenergy.com

The Toronto Stock Exchange has neither approved nor disapproved of the contents of this news release.

Exemption # 82-34899

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Steven Cloutier, President and Chief Executive Officer of Rockyview Energy Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Rockyview Energy Inc., (the issuer) for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 11, 2006

Steven Cloutier
President and Chief Executive Officer
Rockyview Energy Inc.

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